Fourth quarter report 2008

Management’s discussion and analysis for the fourth quarter and year ended March 31, 2008

May 14, 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

1	.	HIGHLIGHTS		3
2	.	INTRODUCTION		7
3	.	ABOUT CAE		8
		3.1	WHO WE ARE	8
		3.2	OUR VISION	9
		3.3	OUR STRATEGY AND KEY PERFORMANCE DRIVERS	9
		3.4	CAPABILITY TO EXECUTE STRATEGY AND DELIVER RESULTS	13
		3.5	OUR OPERATIONS	13
		3.6	FOREIGN EXCHANGE	17
		3.7	NON-GAAP AND OTHER FINANCIAL MEASURES	19
4	.	CONSOLIDATED RESULTS		22
		4.1	RESULTS OF OUR OPERATIONS – FOURTH QUARTER OF FISCAL 2008	22
		4.2	RESULTS OF OUR OPERATIONS – FISCAL 2008	24
		4.3	RESULTS OF OUR OPERATIONS – FISCAL 2007 VS FISCAL 2006	27
		4.4	EARNINGS EXCLUDING NON-RECURRING ITEMS	28
		4.5	GOVERNMENT COST-SHARING	32
		4.6	CONSOLIDATED ORDERS AND BACKLOG	33
5	.	RESULTS BY SEGMENT		34
		5.1	CIVIL SEGMENTS	35
		5.2	MILITARY SEGMENTS	40
6	.	CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY		44
		6.1	CONSOLIDATED CASH MOVEMENTS	45
		6.2	SOURCES OF LIQUIDITY	46
		6.3	CONTRACTUAL OBLIGATIONS	47
7	.	CONSOLIDATED FINANCIAL POSITION		48
		7.1	CONSOLIDATED CAPITAL EMPLOYED	48
		7.2	VARIABLE INTEREST ENTITIES	51
		7.3	OFF BALANCE SHEET ARRANGEMENTS	52
		7.4	FINANCIAL INSTRUMENTS	53
8	.	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES		55
		8.1	ACQUISITIONS	55
		8.2	DISCONTINUED OPERATIONS	55
9	.	BUSINESS RISK AND UNCERTAINTY		57
10	.	CHANGES IN ACCOUNTING STANDARDS		61
		10.1	SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS – FISCAL 2006 TO 2008	61
		10.2	FUTURE CHANGES IN ACCOUNTING STANDARDS	63
		10.3	CRITICAL ACCOUNTING ESTIMATES	64
11	.	SUBSEQUENT EVENT		68
12	.	CONTROLS AND PROCEDURES		69
		12.1	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	69
		12.2	INTERNAL CONTROL OVER FINANCIAL REPORTING	69
13	.	OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS		69
14	.	ADDITIONAL INFORMATION		70
15	.	SELECTED FINANCIAL INFORMATION		70

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

1. HIGHLIGHTS

FINANCIAL

FOURTH QUARTER OF FISCAL 2008

Higher revenue over last quarter and year over year

·	Consolidated revenue was $366.6 million this quarter, $21.8 million higher than last quarter and $29.3 million higher than the same quarter last year.

Higher earnings and earnings per share from continuing operations over last quarter and year over year

·	Earnings from continuing operations were $47.0 million (or $0.19 per share) this quarter, compared to $40.1 million (or $0.16 per share) last quarter, and $35.1 million (or $0.14 per share) in the fourth quarter of last year.

Positive free cash flow1 at $89.4 million

·	Net cash provided by continuing operations was $130.9 million this quarter, including a positive impact from non-cash working capital accounts as it is normally the case for the fourth quarter of the year. Net cash provided by continuing operations was $61.0 million last quarter and $92.2 million in the fourth quarter of last year;

·	Capital expenditures were $48.3 million this quarter, compared to $21.1 million last quarter and $33.8 million in the fourth quarter of last year;

·	Non-recourse financing[2] of $16.0 million was raised this quarter.

FISCAL 2008

Higher revenue year over year

· Consolidated revenue was $1,423.6 million this year, $172.9 million or 14% higher than last year.

Higher earnings, net earnings and earnings per share

·	Earnings from continuing operations were $164.8 million (or $0.65 per share) this year, compared to $129.1 million (or $0.51 per share) last year;

·	Net earnings higher than last year by $25.3 million or 20%, despite a loss from discontinued operations of $12.1 million.

Positive free cash flow at $173.4 million

·	Net cash provided by continuing operations was $260.9 million this year, compared to $239.3 million last year;

·	Capital expenditures were $189.5 million this year, compared to $158.1 million last year;

·	Non-recourse financing of $137.7 million this year, compared to $34.0 million last year.

1 Non-GAAP measure (see Section 3.7) .
2 Non-GAAP measure (see Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Capital employed3 is higher in support of our growth initiatives

·	Capital employed increased by 11% or $109.7 million this year, ending at $1,072.6 million;

·	Property, plant and equipment and other assets increased by $96.3 million;

·	Non-cash working capital decreased by $20.0 million in fiscal 2008, ending at negative $138.1 million;

·	Net debt[4] decreased by $8.9 million this year, ending at $124.1 million.

ORDERS

·	Total order intake was $1,665.5 million, up 14% over last year;

·	Total backlog[5] was $2,899.9 million as at March 31, 2008, 5% higher than last year.

Civil segments

Training & Services/Civil awarded over $450 million in contracts

·	Signed a 20-year agreement to become an authorized training provider for the Bombardier Global Express aircraft, Global 5000 aircraft, Global Express XRS aircraft and Bombardier Challenger 300 aircraft;

·	Signed a five-year contract with Flight Options to become the exclusive provider for all Flight Options maintenance technician training until 2012;

·	Signed a series of contracts with Air Canada granting us responsibility over the airline’s Toronto and Vancouver centres for training centre operation services;

·	Signed a contract with first-time customer Mooney Airplane Company, to develop a series of web-based maintenance training modules;

·	Signed a five-year agreement with Hawker Pacific to provide maintenance training for Hawker Pacific and its clients within the Southeast Asia region;

·	Signed a three-year contract with Global Vectra Helicorp for helicopter training as well as a training contract with United Arab Emirates’ Empire Aviation Group and Prestige Jet for business jet training at the Emirates-CAE Flight Training Centre (ECFT);

·	Signed a contract valued at more than $50 million over the next 10 years with AirAsia which gives CAE the responsibility of managing the pilot training for all of AirAsia’s current and future pilots;

·	Signed a five-year contract with Dassault Falcon Jet as a preferred provider for maintenance training for Dassault employees;

·	Signed a five-year contract with first-time customer Sentient, to exclusively cover the expansion which resulted from Sentient’s acquisition of TAG USA;

·	Signed a five-year contract with XOJET, to support the renewal of their exclusive contract with Citation X training.

3 Non-GAAP measure (see Section 3.7) .
4 Non-GAAP measure (see Section 3.7) .
5 Non-GAAP measure (see Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Simulation Products/Civil won over $460 million of orders including 37 full-flight simulators (FFSs)

A320 FFSs

·	One to Ansett Flight Simulator Centre;

·	One to Air France;

·	One to Etihad Airways;

·	Two to US Airways;

·	One to Lufthansa Flight Training.

B737 FFSs

·	One to Lion Air;

·	One to Virgin Blue;

·	One to Air Algérie;

·	One to Alteon Training;

·	One B737 FFS CAE 5000 Series to Qantas;

·	Two B737-800 FFSs to Xiamen Airlines.

B747 (400 and – 8 models) FFSs

·	One to Nippon Cargo Airlines;

·	One to Cargolux International Airlines;

·	One to Alteon Training;

·	One to Lufthansa Flight Training.

B777 FFSs

·	One to Emirates;

·	One to Virgin Blue;

·	One to Delta Airlines.

B787 FFSs

·	Two to Japan Airlines;

·	One to Continental Airlines.

A330/340 FFSs

·	One A330/340 FFS to the Federal Aviation Administration (FAA);

·	One A330 FFS to US Airways;

·	One A330 FFS to an undisclosed international airline customer.

Other

·	One Embraer 190 FFS to Flight Training Finance;

·	Two B757 FFSs to an undisclosed customer;

·	One Embraer 145 FFS to Hainan Airlines;

·	One undisclosed FFS platform to Alteon Training;

·	Two Phenom 100 FFSs CAE 5000 Series to the Embraer CAE Training Services joint venture;

·	One EMB-190 FFS to Hainan Airlines;

·	One Bombardier Global Express FFS to ECFT;

·	One Dash 8 Q400 FFS CAE 5000 series to Lufthansa Flight Training;

·	One Hawker Beechcraft FFS CAE 5000 series to ECFT.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Military segments

Simulation Products/Military won orders for $530 million for new training systems and upgrades

·	Two MRH90 full flight and mission simulators (FFMSs) and training facilities for the Australian Defence Forces;

·	One C-130H and one KDC-10 full mission simulators (FMSs) for the Royal Netherlands Air Force;

·	One S-70B Seahawk and one AS332 Super Puma helicopter simulators for the Republic of Singapore Air Force;

·	One prototype M-346 flight training device (FTD) to provide the Initial Training Capability for Alenia Aermacchi’s new M-346 advanced lead-in fighter trainer aircraft;

·	One NH90 full mission simulator (FMS) for the French Air Force. The contract was awarded to Helicopter Training Media International, a joint venture in which CAE holds 50% ownership;

·	One handling qualities simulator to Korean Aerospace Industries (KAI);

·	Increased scope for the integration of the Eurofighter full mission simulator and cockpit trainer;

·	One MH-60R tactical operational flight trainer (TOFT) for the U.S. Navy;

·	One MH-60S operational flight trainer (OFT) for the U.S. Navy;

·	One MH-60S OFT and one MH-60S weapons tactics trainer (WTT) for the U.S. Navy;

·	One prototype P-8A OFT for Boeing’s new P-8A Poseidon maritime patrol and anti-submarine warfare aircraft;

·	Concurrency upgrades on the C-130J and KC-130J simulators operated by the U.S. Air Force, U.S. Marine Corps and U.K. Royal Air Force;

·	Modification of two CH-53 simulators for the German Army Aviation School in Bueckeburg;

·	Software upgrade for the C-130J device suite provided to the British Royal Air Force;

·	Software upgrade for the U.S. Air Force C-130J device suite;

·	Upgrades for the U.S. Navy’s MH-60S and P-3C OFTs.

Training & Services/Military awarded contracts for more than $210 million

·	Continuation of avionics software upgrades, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft;

·	Contractor logistics and maintenance support for the LASAR and MH47 devices provided to the U.S. Special Forces Operations;

·	Maintenance and support services for the Royal Netherlands Air Forces’ C-130H and KDC-10 full – mission simulators;

·	Maintenance and support services for the NATO Airborne Early Warning and Control Force’s E3A AWACS simulator, located in Europe;

·	Simulator maintenance and support services to the 160th Special Operation Aviation Regiment– Airborne for the U.S. Army;

·	Contractor logistics, engineering maintenance, pilot instruction, courseware development and training system support for the C-130J for the U.S. Air Force.

ACQUISITIONS AND JOINT VENTURES

·	Integration into our results of Engenuity Technologies Inc. (Engenuity) acquired as of April 13, 2007. Engenuity develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets;

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

·	Integration into our results of MultiGen-Paradigm Inc. (Multigen) acquired as of May 10, 2007. MultiGen is a supplier of real-time COTS software for creating and visualizing solutions and creates industry standard visual simulation file formats;

·	Integration into our results of 76% of the outstanding shares of Macmet Technologies Limited (Macmet) acquired as of July 11, 2007. Macmet is a company based in Bangalore, India which assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations;

·	Integration into our results of Flightscape Inc. (Flightscape) acquired as of August 29, 2007. Flightscape provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

2. INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

·	This year and 2008 mean the fiscal year ending March 31, 2008;

·	Last year, prior year and a year ago mean the fiscal year ended March 31, 2007;

·	Dollar amounts are in Canadian dollars.

This report was prepared as of May 14, 2008, and includes our management’s discussion and analysis (MD&A), consolidated financial statements and notes for the year and the three-month period ended March 31, 2008. We have written it to help you understand our business, performance and financial condition for fiscal 2008. Except as otherwise indicated, all financial information has been reported according to Canadian generally accepted accounting principles (GAAP).

For additional information, please refer to our annual consolidated financial statements for this fiscal year, which you will find in this annual report for the year ended March 31, 2008. The MD&A provides you with a view of CAE as seen through the eyes of management and helps you understand the company from a variety of perspectives:

·	Our vision, our strategy and key performance drivers;

·	Our operations;

·	Foreign exchange;

·	Financial measures;

·	Acquisitions, business combinations and divestitures;

·	Business risk and uncertainty;

·	Controls and procedures;

·	The oversight role of the Audit Committee and Board of Directors.

You will find our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

·	It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;

·	It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future financial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will find more information about the risks and uncertainties associated with our business in Business risk and uncertainty in this MD&A.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.	ABOUT CAE

3.1	WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-flight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and flying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on more than 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. CAE employs approximately 6,000 people at more than 75 sites and training locations in 20 countries. Approximately 93% of CAE’s annual revenues come from worldwide exports and international activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

CAE’s common shares are listed on the following exchanges:

·	Toronto Stock Exchange, under the symbol CAE;

·	New York Stock Exchange, under the symbol CGT.

3.2 OUR VISION

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in the world in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our financial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

3.3 OUR STRATEGY AND KEY PERFORMANCE DRIVERS

Our strategy

We have transformed ourselves over the past few years, evolving from a supplier of equipment, primarily in North America, to a global provider of integrated training solutions. We have diversified our interests between civil and military markets, and among the various regions of the world. In fiscal 2008, approximately 60% of our revenues were generated outside North America and those originating in high growth areas like Asia, the Middle East and South America have grown by approximately 25% over last year. By continuing to grow the proportion of our civil and military training and services activity, we believe CAE will benefit from results that are increasingly more stable and predictable. We are continuing to execute our growth strategy by prudently and purposefully investing to meet the long-term needs of our aerospace and defence customers.

To achieve this, our 2008 priorities included:

·	Diversifying our revenues across businesses and regions for more stability;

·	Sustaining our healthy financial position;

·	Continuing to engage our employees;

·	Improving customer intimacy and satisfaction;

·	Launching new technologies;

·	Strengthening our relationships with original equipment manufacturers;

·	Implementing our emerging market strategy and executing our pilot provisioning initiative.

Diversifying our revenues across businesses and regions for more stability

Revenue from our two military segments combined for 43% of consolidated revenue and the civil segments represented the balance of 57%. Combined training and services revenue from both civil and military segments totalled 43%, while products represented 57%. Approximately 60% of our revenues were generated outside North America and those originating in high-growth areas like Asia, the Middle East and South America have grown by approximately 25% over last year. By continuing to grow the proportion of our civil and military training and services activity in a diversified market, we believe CAE should benefit from results that are increasingly more stable and predictable.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Sustaining our healthy financial position

Our net debt at the end of the year was $124.1 million, representing a net debt to total financing ratio of 25% (after adjustment for operating leases).

Continuing to engage our employees

In March 2007, we conducted an employee survey to measure the level of employee engagement, as well as the key concepts identified as critical to CAE. Results released in the first quarter of fiscal 2008 showed that overall, employee engagement levels significantly improved since our last survey in 2004. In fact, our employee engagement levels increased from 42% in 2004 to 72% in 2007. CAE is committed to continually improving our performance and developing internal strategies to support our success. Our commitment and efforts were recognized in October 2007, when we were chosen as one of Canada’s Top 100 Employers, one of Montreal’s Top 15 Employers, as well as being chosen by the Financial Post as one of Canada’s 10 Best Companies to Work For and as one of the country’s Best Employers for New Canadians by Mediacorp Canada. CAE’s most valuable asset is its employees, and these awards recognize their efforts to make CAE a company of the highest calibre.

Improving customer intimacy and satisfaction

CAE’s customer advisory boards and technical advisory boards involve airlines and operators worldwide. By listening carefully to customers, we are able to gain a deep understanding of their needs and respond with innovative product and service offerings that help improve the safety and efficiency of their operations.

Launching new technologies

During fiscal 2008, the first CAE 5000 Series FFS, an A320 FFS located at CAE’s Burgess Hill training centre in the United Kingdom, achieved Level D certification, the highest qualification for flight simulators by the U.K.’s Civil Aviation Authority (CAA). In addition, we expanded the technology and applied it to other platforms.

Strengthening our relationships with original equipment manufacturers

We provide training solutions for most major aircraft platforms manufactured by the world’s leading original equipment manufacturers (OEMs). In addition to our long-standing relationships with Boeing and Airbus, we have furthered our involvement with Embraer with the formation of a joint venture for training on the new Phenom 100 and 300 light jets. As well, we have achieved an industry first with the receipt of Level D certification for two CAE-built Dassault Falcon 7X FFSs, which form part of an entitlement training agreement with Dassault. We entered into a 20-year agreement with Bombardier under which CAE became Bombardier’s authorized training provider for the Global Express and Challenger 300 aircrafts. We also established a close relationship with Korean Aerospace Industries (KAI). We are designing and manufacturing a generic handling qualities simulator to be used as an integral part of the KAI-led Korean Helicopter Program development. In addition, we are assisting KAI with the development of P-3C training systems for the Korean Navy. Finally, we were awarded one prototype M-346 flight training device to provide the initial training capability for Alenia Aermacchi’s new M-346 advanced lead-in fighter trainer aircraft.

Implementing our emerging market strategy and executing our pilot provisioning initiative

We signed a contract to become the managing partner of the Indian government’s flight training academy: Indira Gandhi Rashtriya Uran Akademi (IGRUA). We also formalized and signed a joint venture agreement with the Airport Authority of India (AAI) to develop the Rajiv Gandhi National Flying Training Institute (RGNFTI). Both IGRUA and RGNFTI are expected to become members of the CAE Global Academy, subject to agreement on the terms and conditions of membership. This will increase the CAE Global Academy capacity by 400 students.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Key performance drivers

We have defined 10 key attributes that give us a competitive advantage and drive our performance.

Technological leadership

We pride ourselves on our technological leadership. Pilots around the world view our simulation as the closest thing to the true experience of flight. CAE has consistently led the evolution of flight training and simulation systems technology with a number of industry firsts. We have simulated the entire range of large civil aircraft, a large number of the leading regional and business aircraft and a number of civil helicopters. We are an industry leader in providing simulation and training solutions for fixed-wing transport aircraft, maritime patrol aircraft and helicopter platforms for the military. We also have extensive knowledge, experience and credibility in designing and developing simulators for prototype aircraft of major aircraft manufacturers.

Product design and reliability

We design our simulators so customers can easily upgrade them, giving them more flexibility and opportunity as products change or new air-worthiness regulations are introduced.

Our simulators are typically rated among the highest in the industry for reliability. This is a key benefit because simulators operate in high-duty cycles of up to 20 hours a day.

Long-term customer relationships

Because of our focus on quality of service and our ability to consistently meet or exceed our customers’ standards, we have had many long-term relationships with major airlines and ministries of defence around the world – some even spanning decades.

Large and diversified fleet of FFSs

We operate a fleet of more than 120 FFSs to meet the wide range of operational requirements of our customers. Our fleet includes FFSs for various types of aircraft from major manufacturers, including commercial jets, business jets and military helicopters.

Leveraging synergies between our products and services

Our broad array of flight training products allows us to tailor solutions to each customer’s specific requirements, which makes us unique. Our segments work closely together because the sale of training equipment and related services are often part of the same program.

Customer support

We maintain a strong focus on after-sales support, which is often critical in winning additional sales contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Global coverage

We have operations in 20 countries on five continents and sell into many more countries. This broad geographic coverage allows us to respond quickly and cost effectively to customer needs and new business opportunities while respecting the regulations and customs of the local market.

Training methodology

We revolutionized the way aviation training is performed when we introduced our CAE Simfinity™ based training solutions and courseware. We achieved wide distribution by installing the high-fidelity simulation software in our FFSs and leveraging this into training devices and solutions that are used throughout the training cycle. This effectively brings the virtual aircraft cockpit into the classroom at the earliest stages of ground school training, making it a more effective and efficient training experience overall. Because our CAE Simfinity™ devices are part of a suite of fully integrated training solutions, customers can use these devices to perform any updates and upgrades.

Capacity to control costs

We continue to focus on becoming more efficient while lowering costs. Successfully controlling costs depends on our ability to obtain the data, equipment, consumables and other supplies that are required to carry out our operations at competitive prices.

Our Global Strategic Sourcing group is focusing on improving long-term cost control and sourcing strategies with our major suppliers. It is sharing this knowledge globally across our business and implementing best practices in procurement. It is also analyzing costs to source supplies at the lowest cost over the life of a FFS, and this may lead to developing long-term alliances with some of our suppliers to ensure there is always an adequate supply of materials.

Enlarging our relationships with original equipment manufacturers (OEMs)

In fiscal 2005, we signed a 20-year agreement to become the Dassault authorized training provider for the Falcon 7X, the Falcon 900 EX, and the Falcon 2000 EX. To date, we successfully deployed the program in both our U.K. and North East Training Centres, as well as building two Falcon 7X FFSs and two Falcon 900/2000 EX FFSs. As part of the program with Dassault, we are delivering full wet entitlement training on these platforms, in addition to servicing the aircraft operator in its continued pilot and maintenance training requirements.

In fiscal 2008, we signed a 20-year agreement to become the Exclusive authorized training provider for the Bombardier Global Express aircraft, Global 5000 aircraft, Global Express XRS aircraft and Bombardier Challenger 300 aircraft. The agreement covers both pilot and maintenance training. Under the agreement, we will build and deploy all future simulators required to support aircraft delivered base in our training centres, as well as delivering full wet training. To date, we deployed one Global Express simulator in the U.K. training centre and announced that we will build a second Global Express for our joint venture, the Emirates-CAE Flight Training centre. We will deploy one Bombardier Challenger 300 aircraft in our North East Training Center during fiscal 2009. We also plan to install another Bombardier Challenger 300 aircraft in an off-shore site during fiscal 2010.

In fiscal 2008, we formalized a joint venture agreement with Embraer to provide comprehensive pilot and ground crew training to Embraer customers of Phenom 100 VLJ and Phenom 300 LJ.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

3.4 CAPABILITY TO EXECUTE STRATEGY AND DELIVER RESULTS

Our resources and processes ensure we can carry out our strategy and deliver results. We have two other attributes that are critical to our success:

Our financial position

At March 31, 2008, our net debt was $124.1 millions, representing a net debt to total financing ratio of 25% (after adjustment for operating leases). With our strong balance sheet, available credit and the cash we are able to generate from operations, we have adequate funding in place or available to sustain our current development projects. See section 7, Consolidated financial position for a more detailed discussion.

A skilled workforce and experienced management team

At the end of fiscal 2008, we had approximately 6,000 employees. The skills of our workforce have a significant impact on the efficiency and effectiveness of our operations. While competition for well-trained and skilled employees is high, we have been successful at attracting and retaining people because of our quality reputation as an industry leader, our commitment to providing an engaging and challenging work environment and by offering competitive compensation.

We also have an experienced management team with a proven track record in the aerospace industry. Strong leadership and governance are critical to the successful implementation of our corporate strategy. We are focusing on leadership development of key executives and members of senior management.

3.5 OUR OPERATIONS

CAE serves two markets globally:

·	The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning;

·	The military market includes OEMs and defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a significant contributor to our overall results.

CIVIL MARKET

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all flight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have more than 120 FFSs installed in more than 20 training centres around the world. We intend to increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position and address new market opportunities. We are

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

developing our training network to meet the long-term, steady stream of recurring training needs so we rely less on new aircraft deliveries to drive revenue.

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil flight simulation training devices and visual systems

Our SP/C segment is the world leader in civil flight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres and OEMs than any other company. We have a wealth of experience in developing simulators for new types of aircraft, including over 20 models in the past and, more recently, the Boeing 787, Boeing 747-8, Airbus A380 and Dassault Falcon 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Market trends and outlook

We continue to have a positive outlook for the civil market because of the following trends:

·	New platforms and strong aircraft backlogs;

·	Strong demand in emerging markets;

·	Continued growth in revenue per passenger kilometre;

·	Growing demand for trained crew members;

·	Economic factors.

New platforms and strong aircraft backlogs New aircraft platforms

OEMs are introducing new platforms, which will drive worldwide demand for simulators and training services. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Dassault Falcon 7X, Embraer Phenom 100 VLJ and 300 LJ aircraft and the Eclipse 500 VLJ are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, CAE has been designated as Bombardier’s authorized training provider for the Global Express, Global 5000, and Global Express XRS aircraft programs. CAE has also established a joint venture with Embraer to provide comprehensive training for the new Phenom 100 VLJ and Phenom 300 LJ aircraft. It is important to note that deliveries of new model aircrafts are susceptible to delays of program launches, which in turn will affect the timing of our orders and deliveries.

Strong aircraft orders contribute to lengthy backlogs

In calendar 2007, Boeing received a total of 1,413 net orders for new aircraft and Airbus received a total of 1,341 orders. While the pace of order activity will likely slow in calendar 2008, their strong delivery forecast and increased production of narrow body models are expected to help generate opportunities for our full portfolio of training products and services.

Strong demand in emerging markets New and emerging markets

Emerging markets such as Asia-Pacific, the Indian sub-continent and the Middle East continue to experience high growth in air traffic, strong economic growth and an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres. Furthermore, CAE has been introducing new products designed specifically to address new and emerging markets, such as the CAE 5000 Series full-flight simulator and CAE TrueTM Environment for more realistic air traffic control environment simulation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Continued growth in revenue per passenger kilometre Steady growth in air travel

While passenger traffic growth is expected to slow slightly from the strong growth in calendar year 2007, we anticipate that steady growth in passenger traffic should continue for the foreseeable future. Passenger growth in calendar year 2007 increased by 7.4% compared to 2006 figures according to the International Air Transport Association (IATA). This is barring any major developments such as regional political instability, acts of terrorism, pandemics, major economic recession or other world events. In addition, the recent record-high oil prices are negatively affecting the profitability of commercial airline operations.

Continued success of low-cost airlines

The success of low-cost airlines continues to be a factor driving activity in the civil aviation market, and the demand for simulation products and training services. In calendar year 2007, low-cost airline capacity in Europe represented 30% of the total seats in market availability, a 6% increase over calendar year 2006, whereas low-cost flights in North America accounted for 18% of the total flight activity, a 17% increase over calendar year 2006. These percentages are expected to grow as low-cost airlines expand their fleet. In the Asia-Pacific region, low-cost airlines are likely to represent 25% market share by 2012. CAE clients such as Ryanair and IndiGo are representative of low-cost carriers expanding their fleet and capacity, thus spurring increasing demand for pilot and crew training equipment and CAE services such as pilot training and provisioning.

Growing demand for trained crew members Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots, maintenance technicians and flight attendants worldwide, which is creating a shortage of qualified crew members. The shortage is even more pronounced because of aging demographics, fewer military pilots transferring to civil airlines, and low enrolment in technical schools. Emerging markets like India and China are experiencing this even more severely because air traffic is growing at a more rapid pace than in developed countries, and the infrastructure available to meet the current and projected demand for crew members is lacking.

This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand.

A shortage is also surfacing on the maintenance technician side and has created an opportunity for CAE to accelerate its technical training solutions. This trend is, to a lesser degree, also affecting cabin crew, where we are also exploring new training solutions.

New pilot certification process requires simulation-based training

Simulation-based pilot certification training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certification process developed by the International Civil Aviation Organization (ICAO) and which is expected to be approved for adoption in the near future by individual national regulatory bodies. The MPL process places more emphasis on simulation-based training to develop ab initio students into first officers for modern aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is the greatest requirement for a large supply of qualified pilots in the most efficient and effective manner.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Economics factors

Economic growth rates continue to be supportive of demand for air travel globally, despite the economic slowing in mature markets like the U.S. A portion of CAE’s commercial aerospace business is dependent on markets outside North America, which continue to be robust. We are, however, monitoring a number of factors which could constrain growth in the broader global market: sustained high prices for jet fuel, which is a stress on the airline industry; the possibility of a protracted economic recession in the U.S., which could impact global growth; and the availability of credit resources to aircraft operators given the recent tightening of credit markets.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment and software tools for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military flight simulation equipment. We develop simulation equipment, training systems and software tools for a variety of military aircraft, including fast jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fidelity combat environments that include interactive enemy and friendly forces, as well as weapon and sensor systems. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow modestly, including in the United States which is the world’s largest defence market, we believe that our share of that spending will increase for the following reasons:

·	Demand for our type of specialized products and services is growing;

·	The nature of warfare has changed.

Demand for our type of specialized products and services is growing New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, Boeing is developing a new maritime patrol aircraft called the P-8A Poseidon, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport aircraft worldwide, and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Trend towards outsourcing

With finite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to find ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, CAE is part of a consortium that is expected to begin offering NH90 training to Germany and other militaries in 2008.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, significantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft flying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards.

The nature of warfare has changed Demand for networking

The nature of warfare has changed. Allies are cooperating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training for mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, in calendar 2007 we delivered a MH-47G combat mission simulator to the U.S. Army’s 160th Special Operations Aviation Regiment that features the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB promises to significantly enhance rapid simulation-based mission rehearsal capabilities.

3.6 FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. The variation in rates lowered this year’s earnings from continuing operations (after tax) by approximately $6.4 million compared to fiscal 2007.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	2008	2007	Increase (decrease)

U.S. dollar (US$ or USD)	1.0279	1.1529	(11%)
Euro (€)	1.6244	1.5418	5%
British pound (£ or GBP)	2.0407	2.2697	(10%)

We used the average foreign exchange rates below to value our revenues and expenses:

	2008	2007	Increase (decrease)

U.S. dollar (US$ or USD)	1.0331	1.1385	(9%)
Euro (€)	1.4626	1.4598	-
British pound (£ or GBP)	2.0733	2.1550	(4%)

Three areas of our business are affected by changes in foreign exchange rates:

·	Our networks of civil and military training centres

Most of our training network revenue and costs are in local currencies. Changes in the value of local currencies relative to the Canadian dollar therefore have an impact on the network’s net profitability and net investment. Under GAAP, gains or losses in the net investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreign currency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of the balance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate translation impact on the earnings statement and an impact on year-to-year and quarter-to-quarter comparisons.

·	Our simulation products operations outside of Canada (Germany, U.S., U.K., Australia and India)

Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency except for some data and equipment they buy in different currencies from time to time as well as any work performed by our Canadian manufacturing operations. Changes in the value of the local currency relative to the Canadian dollar therefore have a translation impact on the operation’s net profitability and net investment when expressed in Canadian dollars.

·	Our simulation products operations in Canada

Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (except for receivables and payables in foreign currencies), approximately 85% of our revenue generated from Canada is in foreign currencies (mostly the U.S. dollar and euro), while a significant portion of our expenses are in Canadian dollars.

We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from some of the foreign exchange exposure. Since less than 100% of our revenues is hedged, it is impossible to completely offset the effects of changing foreign currency values, leaving some residual exposure that can affect the statement of earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Over the long term, our manufacturing operations in Canada are exposed to changes in the value of the Canadian dollar because we do not enter into hedges of expected future revenues until the contracts are signed.

During the third quarter of fiscal 2008, we entered into a hedging program for a portion of our U.S. dollar denominated purchases over the next 12 months resulting in a fixed Canadian dollar equivalent cost for inputs in our manufacturing process. In addition, we entered into a hedge to fix into Canadian dollars the interest cost and principal repayment of a U.S. dollar denominated debt maturing in June 2009.

Sensitivity analysis

We conducted a sensitivity analysis to determine the current impact of variations in the value of foreign currencies. We evaluated the sources of foreign currency revenues and expenses and determined that our consolidated exposure to foreign currency mainly occurs in two areas:

·	Foreign currency revenues and expenses in Canada for the manufacturing business – we hedge these revenues as well as some of the expenses;

·	Translation of foreign currency operations of self-sustaining subsidiaries in foreign countries – this has a natural hedge. Our exposure is mainly in our operating profits.

First we calculated the revenue and expenses per currency to determine the operating income in each currency. Then we deducted the amount of hedged revenues and hedged expenses to determine a net exposure by currency. Next we added the net exposure from the self-sustaining subsidiaries to determine the consolidated foreign exchange exposure in different currencies.

Finally, we conducted a sensitivity analysis to determine the impact of a change of one cent in the Canadian dollar against each of the other four currencies. The table below shows the typical impact of this change, after taxes, on our yearly revenue and operating income, as well as our net exposure:

Exposure (amounts in millions)	Revenue	Operating income	Hedging	Net exposure

U.S. dollar (US$ or USD)	7.8	2.5	(1.7)	0.8
Euro (€)	3.3	0.7	(0.5)	0.2
British pound (£ or GBP)	1.0	0.2	(0.1)	0.1
Australian dollar (AUD$ or AUD)	0.7	0.1	–	0.1

3.7 NON-GAAP AND OTHER FINANCIAL MEASURES

This MD&A includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. You should not confuse this information with, or use it as an alternative for, performance measures calculated according to GAAP. You should also not use them to compare with similar measures from other companies.

Backlog

Backlog is a non-GAAP measure that tells us the expected value of orders we have received but have not yet executed.

·	For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

·	Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it;

·	For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sale ratio is calculated as being total orders divided by total revenue in the period.

Capital employed

Capital employed is a non-GAAP measure we use to evaluate and monitor how much we are investing in our business. We measure it from two perspectives: Capital used:

·	For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);

·	For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital:

· We add net debt to total shareholders’ equity to understand where our capital is coming from.

Maintenance and growth capital expenditure

Maintenance capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to sustain current level of economic activity.

Growth capital expenditure is a non-GAAP measure we use to calculate the capital investment needed to increase the current level of economic activity.

EBIT

Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain financing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

Free cash flow

Free cash flow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specific financing (including non-recourse debt). Dividends are deducted in the calculation of free cash flow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses. In the first quarter of fiscal 2009, we intend to change our definition to exclude from the free cash flow, the growth capital expenditures, capitalized costs and its corresponding asset specific financing (including non-recourse debt).

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Gross margin

Gross margin is a financial measure equivalent to the segment operating income excluding selling, general and administrative expenses.

Net debt

Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

Non-cash working capital

Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

Non-recourse financing

Non-recourse financing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of a subsidiary, and not CAE Inc.

Non-recurring items

Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting significant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

Return on capital employed

Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking earnings from continuing operations excluding non-recurring items and interest expenses, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to reflect the ordinary off-balance sheet operating leases.

Revenue simulator equivalent unit

Revenue simulator equivalent unit (RSEU) is a financial measure we use to show the total average number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 flight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as an RSEU. If a FFS is being powered down and relocated, it will not be included as an RSEU until the FFS is re-installed and available to generate revenue.

Segment operating income

Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s financial performance. This measure gives us a good indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. These items are presented in the reconciliation between total segment operating income and EBIT (See Note 25 of the consolidated financial statements).

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

4.	CONSOLIDATED RESULTS

4.1	RESULTS OF OUR OPERATIONS – FOURTH QUARTER OF FISCAL 2008

Summary of consolidated results
(amounts in millions, except per share amounts)		Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007

Revenue		$366.6	344.8	353.9	358.3	337.3
Earnings before interest and income taxes
(EBIT)		$69.7	61.7	62.1	58.0	53.3
As a % of revenue	%	19.0	17.9	17.5	16.2	15.8
Interest expense, net		$4.7	4.8	5.4	2.6	3.5

Earnings from continuing operations (before
taxes)		$65.0	56.9	56.7	55.4	49.8
Income tax expense		$18.0	16.8	17.7	16.7	14.7

Earnings from continuing operations		$47.0	40.1	39.0	38.7	35.1
Results from discontinued operations		$(11.4)	(0.6)	(0.1)	-	(0.8)

Net earnings		$35.6	39.5	38.9	38.7	34.3
Basic EPS from continuing operations		$0.19	0.16	0.15	0.15	0.14
Diluted EPS from continuing operations		$0.18	0.16	0.15	0.15	0.14
Basic and diluted EPS		$0.14	0.16	0.15	0.15	0.14

Summary of results excluding non-recurring items
(amounts in millions, except per share
amounts)		Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007

Earnings from continuing operations (before
taxes)		$65.0	56.9	56.7	55.4	48.7
Net earnings from continuing operations		$47.0	40.1	39.0	38.7	35.1
Basic EPS from continuing operations		$0.19	0.16	0.15	0.15	0.14
Diluted EPS from continuing operations		$0.18	0.16	0.15	0.15	0.14

Revenue was 6% higher than last quarter and 9% higher year over year

Revenue was $21.8 million higher than last quarter mainly because:

·	SP/M’s revenue increased by $11.9 million, or 13%, mainly due to high activity levels on some U.S. and European programs;

· TS/C’s revenue increased by $11.7 million, or 13%, mainly due to a strong demand in all of our training centres, translating into a higher utilization rate and an increase of one RSEU from last quarter;

·	SP/C’s revenue increased by $3.0 million, or 3%, mainly attributed to higher volume from a stronger level of orders during the third and fourth quarters.

These results included a positive impact from the depreciation of the Canadian dollar against the U.S. dollar and the euro in the fourth quarter.

Revenue was $29.3 million higher than the same period last year largely because:

·	TS/C’s revenue increased by $12.8 million, or 14%, mainly due to a strong demand in all of our training centres, translating into a higher utilization rate and nine more RSEU than in the same period last year;

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

·	SP/M’s revenue increased by $9.3 million, or 10%, mainly due to higher activity on some European programs, combined with the integration into our results of the newly-acquired companies Engenuity, Multigen and Macmet;

·	SP/C’s revenue increased by $8.9 million, or 9%, due to a higher number of orders.

The growth of 9% over last year was achieved despite the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar. Excluding this appreciation, the growth would have been approximately 15%.

You will find more details in Results by segment.

EBIT6 was $8.0 million higher than last quarter and $16.4 million higher year over year

EBIT for this quarter was $69.7 million, or 19.0% of revenue.

Compared to the last quarter, EBIT was up by 13%, or $8.0 million. Increased segment operating income7 from the TS/C and SP/M segments were partially offset by a decrease in the SP/C and TS/M segments.

Year over year, EBIT was up by 31%, or $16.4 million, mainly because of higher segment operating income from all four segments. Segment operating income increased by $8.5 million for SP/C, $5.0 million for SP/M, $2.5 million for TS/C and $1.5 million for TS/M despite the appreciation of the Canadian dollar. Excluding non-recurring items8 from last year, EBIT increased by $17.5 million.

You will find more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was similar to last quarter and $1.2 million higher year over year

Net interest expense was similar to last quarter as a result of a small decrease in interest on long-term debt, offset by a higher amortization of deferred financing charges.

Net interest expense was higher than the same period last year mainly because of higher interest expense of $1.0 million on long-term debt attributed to higher debt levels, as well as higher amortization of deferred financing charges relating to the non-recourse financing secured during the first quarter of fiscal 2008.

Effective income tax rate is 28% this quarter

Income taxes this quarter were $18.0 million, representing an effective tax rate of 28%, compared to 30% for the last quarter and 30% in the fourth quarter of fiscal 2007.

The tax rate was lower in the fourth quarter of fiscal 2008 mainly because of a change in the mix of income from various jurisdictions and of a reduction of future Canadian tax rates.

Excluding non-recurring items, income tax expense was:

·	$18.0 million for this quarter, representing an effective tax rate of 28%;

·	$16.8 million for the third quarter, representing an effective tax rate of 30%;

·	$13.6 million for the fourth quarter last year, representing an effective tax rate of 28%.

You will find more details in Reconciliation of non-recurring items.

6 Non-GAAP measure (see Section 3.7) .
7 Non-GAAP measure (see Section 3.7) .
8 Non-GAAP measure (see Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Net loss from discontinued operations was $11.4 million this quarter

Net loss from discontinued operations was higher this quarter and year over year mainly because:

·	We wrote off a balance receivable of $10.0 million ($8.5 million after tax). This $10.0 million amount was related to the disposal, in fiscal 2003, of the assets of the sawmill division of the Company’s Forestry Systems. We were in arbitration over a dispute for further payment. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;

·	We recorded a loss of $2.2 million (net of tax recovery of $1.0 million) in connection with the divesture of the telecommunication department of CAE Elektronic GmbH through a sales agreement with an exclusive buyer in the fourth quarter of fiscal 2008.

4.2 RESULTS OF OUR OPERATIONS – FISCAL 2008
Summary of consolidated results
(amounts in millions, except per
share amounts)		FY2008	FY2007	FY2006

Revenue		$1,423.6	1,250.7	1,107.2
Gross margin[9]		$438.0	364.4	266.2
As a % of revenue	%	30.8	29.1	24.0

Earnings before interest and income taxes
(EBIT)		$251.5	189.4	104.0
As a % of revenue	%	17.7	15.1	9.4
Interest expense, net		$17.5	10.6	16.2

Earnings from continuing operations (before
taxes)		$234.0	178.8	87.8
Income tax expense		$69.2	49.7	18.2

Earnings from continuing operations		$164.8	129.1	69.6
Results from discontinued operations		$(12.1)	(1.7)	(6.0)

Net earnings		$152.7	127.4	63.6
Basic and diluted EPS from continuing
operations		$0.65	0.51	0.28
Basic EPS		$0.60	0.51	0.25
Diluted EPS		$0.60	0.50	0.25

9 Non-GAAP measure (see Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Summary of results excluding non-recurring items
(amounts in millions, except per share amounts)	FY2008	FY2007	FY2006

Earnings from continuing operations
(before taxes)	$234.0	181.1	122.9
Net earnings from continuing
operations	$164.8	129.3	85.5
Basic and diluted EPS from
continuing operations	$0.65	0.51	0.35

Revenue was 14% or $172.9 million higher than last year

All four segments had higher revenue compared to last year:

·	SP/C’s revenue increased by $87.2 million, or 25%, mainly due to stronger order intake throughout the current fiscal year and higher revenue recorded on simulators that were already manufactured and for which we signed sales contracts during this year. In addition, we obtained customer acceptance of a simulator that was recorded as a sale-type capital lease transaction during the first quarter of this year;

·	TS/C’s revenue increased by $45.2 million, or 13%, mainly due to an increase of nine RSEUs, as well as strong demand for training, which reflects the healthy state of the aerospace industry;

·	SP/M’s revenue increased by $26.2 million, or 7%, due to the integration into our results of newly-acquired companies Engenuity, Multigen and Macmet, combined with a higher activity level, mainly in the United States;

·	TS/M’s revenue increased by $14.3 million, or 7%, due to increased revenue from some support services for various German military bases, an increase in training services for the U.S. Air Force, higher activities on North American and Australian support services contracts and the integration into our results of newly-acquired companies Engenuity and Kesem.

You will find more details in Results by segment.

Gross margin was $73.6 million higher than last year

Gross margin was $438.0 million this year or 30.8% of revenue compared to $364.4 million or 29.1% of revenue last year. The increase comes from volume and improvement in all four segments.

EBIT was $62.1 million higher than last year

EBIT for the year was $251.5 million, or 17.7% of revenue.

EBIT was up by 33%, or $62.1 million, over last year because of higher segment operating income from the SP/C, SP/M and TS/C segments, which increased their segment operating income by $34.5 million, $12.6 million and $9.2 million respectively despite the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

EBIT was affected by the following non-recurring items in fiscal 2007 totalling $3.7 million:

·	Costs relating to the restructuring plan of $8.1 million;

·	Payment related to the release of claims related to the AVTS program received in the first quarter for which we recorded £ 2.1 million ($4.4 million).

Excluding these non-recurring items, EBIT was $193.1 million (15.4% of revenue) last year.

You will find more details in Reconciliation of non-recurring items and Results by segment.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Net interest expense was $6.9 million higher than last year
	FY2007	FY2006
(amounts in millions)	to FY2008	to FY2007

Net interest, prior period	$10.6	$16.2
Increase (decrease) in interest on long-term debt	5.4	(3.1)
Decrease in interest income	1.8	2.1
Increase in capitalized interest	(0.6)	(1.3)
Increase (decrease) in amortization of deferred financing charges	0.4	(1.7)
Other	(0.1)	(1.6)

Increase (decrease) in net interest expense from the prior period	$6.9	$(5.6)

Net interest, current period	$17.5	$10.6

Net interest expense was $17.5 million this year, which is 65% or $6.9 million higher than last year. This is mainly attributed to:

·	Higher interest expense on overall long-term debt:

In fiscal 2008, we raised an additional debt of $107.5 million.

·	Increased amortization of deferred financing costs:

In fiscal 2008, we incurred higher amortization of deferred financing charges from the non-recourse financing secured in the first quarter.

·	Lower interest income:

Cash on hand was higher in fiscal 2008 compared to fiscal 2007, however earned interest income decreased due to lower interest rates;

Reduction of interest income in fiscal 2008 due to the accretion of discounts on the long-term notes receivable settled, in full, during the second quarter of fiscal 2007.

The increase in net interest expense was offset by:

·	Increased capitalized interest:

In fiscal 2008 compared to fiscal 2007, we had a higher level of assets under construction to support our growth initiatives.

Effective income tax rate is 30%

This fiscal year, income taxes were $69.2 million, representing an effective tax rate of 30%, compared to 28% for the same period last year.

The lower tax rate in fiscal 2007 was the result of the reduction in valuation allowance in the U.K. and other tax recoveries.

We expect the effective income tax rate for fiscal 2009 to be approximately 30%.

You will find more details in Reconciliation of non-recurring items.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Net loss from discontinued operations was $12.1 million

Net loss from discontinued operations was $12.1 million this year, $10.4 million higher than last year. This was mainly attributed to:

·	We wrote off a balance receivable of $10.0 million ($8.5 million after tax) in the fourth quarter of fiscal 2008. This $10.0 million amount was related to the disposal, in fiscal 2003, of the assets of the sawmill division of the Company’s Forestry Systems. We were in arbitration over a dispute for further payment. The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and was understood to be insolvent;

·	We recorded a loss in the fourth quarter of fiscal 2008 of $2.2 million (net of tax recovery of $1.0 million) in connection with the divesture of the telecommunication department of CAE

Elektronic GmbH through a sales agreement with an exclusive buyer.

4.3 RESULTS OF OUR OPERATIONS – FISCAL 2007 VS FISCAL 2006

Revenue

Revenue grew in fiscal 2007, an increase of $143.5 million, or 13%, from the year before. Growth in each of the four segments was mainly because of:

·	Stronger order intake and a higher number of deliveries in the SP/C segment;

·	Higher order intake, particularly in the U.S. and the U.K., for the SP/M segment;

·	Stronger demand for training and the average increase of one RSEU for the TS/C segment;

·	Higher activities on U.S. and German support service contracts and the integration of Kesem in the TS/M segment.

EBIT

EBIT was $189.4 million in fiscal 2007. This included the effect of an increase in segment operating income for all segments (almost 50% from SP/C) and a decrease in the costs related to the restructuring plan. EBIT would have been $193.1 million excluding non-recurring items mainly related to the restructuring plan.

EBIT was $104.0 million in fiscal 2006. This included a net foreign exchange gain on the reduction of the net investment in certain self-sustaining foreign subsidiaries, a gain on exiting the Dornier 328Jet (Do328J) platform, a write-down related to deferred bid costs and additional restructuring charges. EBIT would have been $136.8 million before these items.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Net interest

Net interest in fiscal 2007 was $5.6 million lower than fiscal 2006, mainly because of:

·	Lower interest expense on overall long-term debt:

We repaid the Amsterdam asset-backed financing at the end of the third quarter of fiscal 2006;

We repaid the $20 million senior note tranche in fiscal 2006.

·	Reduced amortization of deferred financing costs:

We had lower amortization of deferred costs from the new credit facility;

In fiscal 2006, we wrote off all of the unamortized deferred financing charges related to our previous revolving credit facility.

·	Increased capitalized interest:

We had a higher level of assets under construction at the end of the year compared to fiscal 2006.

Income taxes

We recorded an income tax expense of $49.7 million in fiscal 2007, representing an effective tax rate of 28% compared to 21% for the same period in fiscal 2006. We recorded additional benefits of $9.0 million in the fourth quarter of fiscal 2006 due to the reduction in valuation allowance on U.S. net operating losses and other tax recoveries.

Discontinued operations

We recorded a net loss of $1.7 million from discontinued operations in fiscal 2007, mainly because of:

·	The net loss from discontinued operations that we incurred fiscal 2006 from our former Cleaning Technologies business;

·	Interest expense related to debt not directly attributed to continuing operations. We paid this using the proceeds of the sale of the Marine Controls segment that we also recorded in fiscal 2006.

We recorded a net loss of $6.0 million from discontinued operations in fiscal 2006 because of adjustments to pension provisions and other obligations from discontinued operations.

4.4 EARNINGS EXCLUDING NON-RECURRING ITEMS

The table below shows how non-recurring items10 have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for, net earnings calculated according to GAAP.

10 Non-GAAP measure (see Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Reconciliation of non-recurring items – Fourth quarter of fiscal 2008
		Q4-2008			Q3-2008			Q4-2007
(amounts in millions,
except per share	before	after	per	before	after	per	before	after	per
amounts)	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from
continuing
operations	$65.0	$47.0	$0.19	$56.9	$40.1	$0.16	$49.8	$35.1	$0.14
EBIT:
Restructuring plan
- restructuring
charge	-	-	-	-	-	-	(1.5)	(1.2)	-
- other costs
associated with
the restructuring
plan	-	-	-	-	-	-	0.4	1.2	-

Earnings from
continuing
operations
excluding non-
recurring items
(non-GAAP
measure)	$65.0	$47.0	$0.19	$56.9	$40.1	$0.16	$48.7	$35.1	$0.14

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Reconciliation of non-recurring items – for the 12-month period ending March 31

	Fiscal 2008			Fiscal 2007			Fiscal 2006
(amounts in millions, except per	before	after	per	before	after	per	before	after	per
share amounts)	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from continuing
operations	$234.0	$164.8	$0.65	$178.8	$129.1	$0.51	$87.8	$69.6	$0.28
EBIT:
Restructuring plan
- restructuring charge	-	-	-	1.2	1.0	-	18.9	14.1	0.06
- other costs associated with the
restructuring plan	-	-	-	6.9	5.5	0.03	15.1	11.3	0.05
Release of claims payment	-	-	-	(4.4)	(3.1)	(0.01)	-	-	-
Foreign exchange gain	-	-	-	-	-	-	(5.3)	(5.7)	(0.02)
Write-down of deferred bid costs	-	-	-	-	-	-	5.9	5.1	0.02
Exit from the Do328J platform	-	-	-	-	-	-	(1.8)	(1.0)	(0.01)
Interest expense, net:
Early repayment of notes
receivable	-	-	-	(1.4)	(1.4)	(0.01)	-	-	-
Accretion of discounts on notes
receivable	-	-	-	-	-	-	(1.6)	(1.6)	(0.01)
Early settlement of high-cost
long-term debt	-	-	-	-	-	-	2.8	2.0	0.01
Write-down of unamortized
deferred financing costs	-	-	-	-	-	-	1.1	0.7	-
Income tax expense:
Tax recoveries	-	-	-	-	(1.8)	(0.01)	-	(9.0)	(0.03)

Earnings from continuing
operations excluding non-recurring
items
(non-GAAP measure)	$234.0	$164.8	$0.65	$181.1	$129.3	$0.51	$122.9	$85.5	$0.35

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Restructuring plan

We completed the final expenses related to the restructuring plan in fiscal 2007. In the past, these expenses included costs related to the re-engineering of our business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related to the first phase of the ERP deployment ended. Current costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will not be presented as a non-recurring item.

Release of claims payment – Landmark Consortium

As a member of the Landmark Consortium (formed to pursue the AVTS project), we received a payment in the first quarter of fiscal 2007 and recorded £2.1 million ($4.4 million) as a non-recurring item because it was related to the release of claims.

Foreign exchange gain

We reduced our net investment in certain self-sustaining subsidiaries in fiscal 2006, and transferred corresponding amounts of foreign exchange gain or losses accumulated in the accumulated other comprehensive loss account to the statement of earnings. This resulted in a non-recurring pre-tax gain of $5.3 million. The reduction of capitalization in self-sustaining subsidiaries is not part of our day-to-day operations and we do not consider any impact on the results to be recurring.

Write-down of deferred bid costs

In the first quarter of fiscal 2006, we wrote down deferred bid costs (incurred post selection) amounting to $5.9 million accumulated on major military programs for which we were selected and for which, subsequent to selection, the likelihood of success was significantly reduced. Of the $5.9 million, $4.4 million was related to the AVTS program.

Exit from the Dornier 328 Jet platform

In the third quarter of fiscal 2006, we reached a decision to no longer offer training services for the Do328J aircraft. We sold two Do328J FFSs that quarter, for a net gain of $1.8 million.

Early repayment of notes receivable

During the second quarter of fiscal 2007, we received an early payment in full of secured subordinated promissory long-term notes receivable previously recorded in other assets. The amount was part of the consideration for our sale in 2002 of Ultrasonics and Ransohoff. We recognized $1.4 million in interest revenue during the second quarter of 2007 as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

Accretion of discount on notes receivable

In the fourth quarter of fiscal 2006, we had $2.2 million in additional interest from the accretion of discount on notes receivable. Only $0.6 million of this amount was considered recurring each year until maturity.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Early settlement of high-cost, long-term debts

In the third quarter of fiscal 2006, we took advantage of available liquidity and the strong Canadian dollar to prepay a higher cost, asset-backed financing arrangement that was in place when we acquired Schreiner Aviation Training. The Amsterdam asset-backed financing was €22.7 million, and the prepayment resulted in a one-time, pre-tax charge totalling $2.8 million.

Write-down of unamortized deferred financing costs

We closed the new credit facility on July 7, 2005 and wrote down unamortized deferred financing costs of $1.1 million in the second quarter of fiscal 2006. These costs were related to the original credit facility that had been in place.

Tax recoveries

During the first quarter of fiscal 2007, we recognized as a non-recurring item the reduced valuation allowance on net operating losses in the U.K. This led to the recognition of a cumulative $1.8 million in tax assets ($2.0 million in tax assets in the first quarter of 2007, net of a $0.2 million reversal in the second quarter of 2007).

4.5 GOVERNMENT COST-SHARING

We continue to invest in new and innovative technologies to respond to growth opportunities and to maintain our technological leadership.

During fiscal 2006, we launched Project Phoenix, a $630–million, six-year R&D initiative to improve leading-edge technologies and to develop additional applications that reinforce our industry position as a world leader in simulation, modelling and services.

The Government of Canada agreed, through Technology Partnerships Canada (TPC), to invest up to 30% ($189 million) of the value of the program. We also signed an agreement in fiscal 2007 with the Government of Québec for Investissement Québec to contribute up to $31.5 million to Project Phoenix over six years. We recognize a liability to repay these contributions when conditions arise and the repayment thereof is reflected in the consolidated statements of earnings when royalties become due.

This year, the two governments contributed a total of $62.4 million to Project Phoenix. We recorded $42.1 million as a reduction of R&D expenses and $20.3 million for fixed assets or other capitalized costs.

We have also been involved in various other TPC projects on R&D programs in the past few years that involve visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. We recorded royalty expenses of $8.8 million for these TPC projects this year.

MANAGEMENT’S DISCUSSION AND ANALYSIS	FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

The table below lists the contribution and royalties for all programs:
(amounts in millions)	FY2008	FY2007	FY2006

Contribution:
Phoenix	$62.4	$52.1	$17.3
Previous programs	-	-	7.5

Total contribution	$62.4	$52.1	$24.8
Amount capitalized	(20.3)	(7.1)	(3.8)

Amounts credited to income	$42.1	$45.0	$21.0
Royalty expense	(8.8)	(7.5)	(6.6)

Impact of contribution on earnings(1)	$33.3	$37.5	$14.4
Approximate impact of contribution on ITCs (25%) (1)	(8.3)	(9.4)	(3.6)

Approximate pre-tax impact of contribution to various R&D
programs	$25.0	$28.1	$10.8

(1)	We estimate that every $100 of net contribution we receive under various programs reduces the amount of ITCs by approximately $25 to $30 that would otherwise be available.

The above table does not reflect the additional R&D expenses that we incurred to secure the TPC funding. We must spend approximately $100 of eligible costs in order to receive approximately $30 in contributions.

4.6 CONSOLIDATED ORDERS AND BACKLOG

Our consolidated backlog was $2,899.9 million at the end of this year, which is 5% higher than last year. New orders of $1,665.5 million were added to backlog this year, offset by $1,423.6 million in revenue generated from backlog and a decrease of $116.6 million mainly caused by the appreciation during the year of the Canadian dollar against the British pound and the U.S. dollar.

Change in backlog
As at March 31
(amounts in millions)	FY2008	FY2007	FY2006

Backlog, beginning of period	$2,774.6	$2,460.0	$2,504.7
+ orders	1,665.5	1,455.2	1,238.7
- revenue	(1,423.6)	(1,250.7)	(1,107.2)
+/- adjustments (mainly FX)	(116.6)	110.1	(176.2)

Backlog, end of period	$2,899.9	$2,774.6	$2,460.0

You will find more details in Results by segment, below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

5. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

·	Training & Services/Civil (TS/C);

·	Simulation Products/Civil (SP/C).

Military segments:

·	Simulation Products/Military (SP/M);

·	Training & Services/Military (TS/M).

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level.

If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

KEY PERFORMANCE INDICATORS
Segment operating income
(amounts in millions, except operating
margins)		FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007

Civil segments
Training & Services/Civil		$73.5	64.3	23.8	15.5	14.6	19.6	21.3
	%	19.2	19.1	22.8	16.7	16.2	20.7	23.2
Simulation Products/Civil		$94.9	60.4	23.8	25.2	26.2	19.7	15.3
	%	21.8	17.4	22.3	24.3	23.3	17.4	15.7

Military segments
Simulation Products/Military		$51.7	39.1	14.5	11.5	13.4	12.3	9.5
	%	13.5	10.9	14.3	12.8	13.8	12.9	10.3
Training & Services/Military		$31.4	33.7	7.6	9.5	7.9	6.4	6.1
	%	14.1	16.2	14.0	16.1	14.5	11.6	10.9

Total segment operating income		$251.5	197.5	69.7	61.7	62.1	58.0	52.2
Other (expense) income expenses		$-	(8.1)	-	-	-	-	1.1

EBIT		$251.5	189.4	69.7	61.7	62.1	58.0	53.3

We use segment operating income to measure the profitability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profitability of a segment before the impact of developments not specifically related to its performance.

MANAGEMENT’S DISCUSSION AND ANALYSIS	FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Capital employed
	March 31	December 31	September 30	June 30	March 31
(amounts in millions)	2008	2007	2007	2007	2007

Civil segments
Training & Services/Civil	$868.3	774.3	762.5	734.7	759.1
Simulation Products/Civil	$(81.9)	(38.7)	(26.9)	(13.0)	(59.8)

Military segments
Simulation Products/Military	$68.4	100.1	98.1	90.1	54.5
Training & Services/Military	$136.5	138.4	135.8	142.4	132.8

	$991.3	974.1	969.5	954.2	886.6

5.1 CIVIL SEGMENTS

TRAINING & SERVICES/CIVIL

TS/C was awarded over $116 million in contracts this quarter.

·	Signed a five-year contract with first-time customer Sentient, to exclusively cover the expansion which resulted from Sentient’s acquisition of TAG USA;

·	Signed a five-year contract with XOJET, to support the renewal of their exclusive contract with Citation X training.

Expansion and new initiatives

Emerging Markets
Asia

·	We selected Kuala Lumpur, Malaysia as our location for our Southeast Asian training hub, following a partnership with AirAsia and the government of Malaysia. As part of the agreement, we will add another Airbus A320 FFS and an Airbus A330 FFS to the Kuala Lumpur training centre within the next 10 months. This partnership is a result of our expansion strategy within emerging markets, as we intend to increase our capacity in the region over the next 18 months. The new major CAE-AirAsia training hub in Malaysia is designed to meet the strong demand for aircrew training within Southeast Asia, one of the world’s most rapidly growing aviation markets;

·	We completed the expansion of the Zhuhai Flight Training Centre. We committed to adding three assets to this training centre: an Airbus A320 FFS, an Airbus A330 FFS and a Boeing B737-800 FFS.

Middle East

·	We obtained Level D accreditation by the European Joint Aviation Authorities (JAA), the U.S. Federal Aviation Authority (FAA) and the United Arab Emirates’ General Civil Aviation Authority on the Gulfstream G450/550 business jet training programs;

·	We will expand the Emirates-CAE Flight Training Centre with one Bombardier Global Express FFS and one Hawker Beechcraft FFS CAE 5000 series.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

India

·	We signed two contracts. One was for a joint venture with the Airport Authority of India (AAI) to develop the Rajiv Gandhi National Flying Training Institute (RGNFTI) and another to become the managing partner of the Indian government’s Indira Gandhi Rashtriya Uran Akademi (IGRUA) flight training academy;

·	We are in the process of establishing the first independant Indian aviation training centre in Bangalore, India. The centre will serve India-based airlines and the surrounding region. The centre will be part of the CAE-Airbus cooperation and will initially offer pilot, cabin crew and maintenance training as well as flight operations support on the Airbus A320 and the Boeing B737. The training centre will also serve the needs of CAE Global Academy, a new training alliance intended to address the global shortage of pilots.

Europe

·	We formalized a joint venture agreement with Embraer to provide comprehensive pilot and ground crew training to Embraer customers of the Phenom 100 VLJ and Phenom 300 LJ. Commencing calendar 2009, CAE will offer training programs for the Phenom 100 VLJ and Phenom 300 LJ aircraft at CAE’s Burgess Hill Training Centre, U.K.;

·	We have expansion plans for the U.K. training centre, by introducing three additional simulator bays;

·	We signed a 10-year agreement to lease an Airbus A380 FFS and related training devices to Air France, enabling the companies to collaborate in A380 training requirements. The event marks the first time an A380 FFS has been deployed within CAE’s training network;

·	We added one B737 FFS at the CAE Aviation Training Centre in Amsterdam.

America

·	We will expand the North East Training Centre, from six simulator bays to fifteen, to meet increased training demands;

·	We integrated into our results the newly-acquired company Flightscape Inc. (Flightscape) as of August 29, 2007. The acquisition is expected to complement our innovative training solutions aimed at enhancing the efficiency and safety of its customers. Flightscape provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations;

·	We achieved industry firsts with the receipt of Level D certification, the highest qualification for flight simulators, by the FAA and JAA for two CAE-built Dassault Falcon 7X FFSs. We also received Level D certification on the Gulfstream G450/550 FFS;

·	We signed a 20-year agreement to become an authorized training provider for the Bombardier Global Express aircraft, Global 5000 aircraft, Global Express XRS aircraft and Bombardier Challenger 300 aircraft;

·	We signed a series of contracts with Air Canada granting us responsibility over the airline’s Toronto and Vancouver centres for training centre operation services;

·	We signed a contract with first-time customer Mooney Airplane Company, to develop a series of web-based maintenance training modules.

.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Financial results
(amounts in millions, except operating
margins, RSEU and FFSs deployed)		FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007

Revenue		$382.1	336.9	104.5	92.8	90.0	94.8	91.7
Segment operating income		$73.5	64.3	23.8	15.5	14.6	19.6	21.3
Operating margins	%	19.2	19.1	22.8	16.7	16.2	20.7	23.2
Amortization & depreciation		$52.0	45.5	12.9	12.5	13.5	13.1	12.4
Capital expenditures		$161.8	108.1	41.6	14.1	79.3	26.8	27.7
Capital employed		$868.3	759.1	868.3	774.3	762.5	734.7	759.1
Backlog		$963.3	951.6	963.3	896.1	887.5	853.4	951.6
RSEU[11]		108	99	110	109	106	105	101
FFSs deployed		124	114	124	123	119	117	114

Revenue up by 13% over last quarter and by 14% year over year

The increase over last quarter and year over year was mainly attributed to a strong demand in all of our training centres, translating into a higher utilization rate, one more RSEU from last quarter and nine more RSEU than in the same period last year. The growth year over year was achieved despite an appreciation of the Canadian dollar against the British pound, the euro and the U.S. dollar.

Revenue was $382.1 million this year, which is 13% or $45.2 million higher than last year

The growth over last year was attributed to an increase of nine RSEUs, as well as a strong demand for training, which reflects the healthy state of the aerospace industry. The growth over last year was achieved despite an appreciation of the Canadian dollar against the British pound and the U.S. dollar. This year, TS/C’s revenue would have been approximately $24 million higher if the average foreign exchange rate had been comparable to last year.

Segment operating income was $23.8 million (22.8% of revenue) this quarter

Segment operating income was $23.8 million (22.8% of revenue) this quarter, compared to $15.5 million (16.7% of revenue) in the last quarter and $21.3 million (23.2% of revenue) in the same period last year.

Segment operating income increased by $8.3 million, or 54%, over last quarter. This increase is due to a strong demand and performance across all of our training centres, a gain of $0.5 million from the disposal of one FFS, and the depreciation of the Canadian dollar against the euro and the U.S. dollar. The segment operating income increased by $2.5 million over the same period last year despite one-time gains amounting to $2.4 million, recognized in the fourth quarter of last year.

Segment operating income was $73.5 million, which is 14% or $9.2 million higher than last year

Segment operating income was $73.5 million (19.2% of revenue) this year, compared to $64.3 million (19.1% of revenue) over last year. TS/C’s operating margin was similar to last year, resulting from a $45.2 million increase in revenue, partially offset by the appreciation of the Canadian dollar against the British pound and the U.S. dollar and costs associated with the expansion of our network and the ramp-up of new training programs. This year, TS/C’s segment operating income would have been approximately $6.4 million higher if the average foreign exchange rate had been comparable to last year.

11 Non-GAAP measure (see Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

TS/C’s operating margin was relatively unaffected by foreign exchange fluctuations. However, over last year, the appreciation of the Canadian dollar reduced the translation value of the segment’s revenue and operating income.

Capital employed increased by $109.2 million over last year

Capital employed was higher mainly because of additional simulators in the network, combined with the integration into our results of the newly-acquired Flightscape, our investment in subsidiary companies as well as by foreign exchange fluctuation.

Capital expenditures at $41.6 million this quarter and $161.8 million for the year

Capital expenditures were higher this year mainly because of the ongoing investment to grow our training network and the buyback of some leased simulators that were already part of our network and, therefore, included in our maintenance capital expenditures.

Backlog up by 1% over last year
(amounts in millions)	FY2008	FY2007

Backlog, beginning of period	$951.6	$809.0
+ orders	452.5	452.5
- revenue	(382.1)	(336.9)
+/- adjustments (mainly FX)	(58.7)	27.0

Backlog, end of period	$963.3	$951.6

This year’s book-to-sale ratio was 1.2x.
SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 9 FFSs this quarter:

·	One EMB-190 FFS to Hainan Airlines;

·	One A320 FFS CAE 5000 series to Lufthansa;

·	One B747-8 FFS to Lufthansa;

·	Two B737-800 FFSs to Xiamen Airlines;

·	One B777 FFS to Delta Airlines;

·	One Bombardier Global Express FFS to Emirates-CAE Flight Training Centre (ECFT);

·	One Hawker Beechcraft FFS CAE 5000 series to ECFT;

·	One A330 FFS to an undisclosed international airline customer.

This brings SP/C’s total order intake for the year to 37 FFSs.

Products and new initiatives

·	We introduced a new feature for Simulation Products: CAE True™ Environment. This product offers a dynamic and comprehensive air traffic control environment and provides a more immersive, realistic, and higher fidelity training environment. CAE True™ Environment is available for the CAE 5000 Series and CAE 7000 Series FFSs, and CAE Simfinity™ training devices;

·	We received Level D certification, the highest performance rating for flight training equipment, by the European Joint Aviation Authorities (JAA) and the Japan Civil Aviation Bureau on four CAE-built FFSs with electric motion. The simulators, two Boeing 737-800 and one A320 for Flight

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Simulation Company, and one Boeing 737-800 for Japan Airlines, are the first FFSs with electric motion for Airbus and Boeing aircraft to ever receive Level D certification;

·	We received Level D certification by the Direction Générale de l’Aviation Civile (DGAC), France’s civil aviation authority, for the CAE Tropos™-6000 visual system and 3.2 megapixel Liquid Crystal on Silicon projectors of a CAE-built Airbus A320 FFS for Air France;

·	We achieved Level D certification by the United Kingdom’s Civil Aviation Authority on our first CAE 5000 Series A320 FFS.

Financial results
(amounts in millions, except operating
margins)		FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007

Revenue		$435.3	348.1	106.5	103.5	112.3	113.0	97.6
Segment operating income		$94.9	60.4	23.8	25.2	26.2	19.7	15.3
Operating margins	%	21.8	17.4	22.3	24.3	23.3	17.4	15.7
Amortization & depreciation		$6.9	9.4	1.8	1.6	2.0	1.5	2.9
Capital expenditures		$4.6	14.4	1.2	1.2	1.4	0.8	1.8
Capital employed		$(81.9)	(59.8)	(81.9)	(38.7)	(26.9)	(13.0)	(59.8)
Backlog		$381.8	352.8	381.8	388.7	373.3	413.3	352.8

Revenue up by 3% over last quarter and by 9% year over year

The increase over last quarter was mainly attributed to the higher volume from a stronger level of orders during the third and fourth quarters.

Revenue increased year over year because of the higher number of orders, partially offset by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar on sales contracts signed during the current fiscal year.

Revenue was $435.3 million for the year, which is 25% or $87.2 million higher than last year

The increase was attributed to stronger order intake throughout the current fiscal year, as well as revenue recorded on simulators that were already manufactured and for which we signed sales contracts during the second quarter of this year. In addition, we obtained customer acceptance of a simulator that was recorded as a sale-type capital lease transaction during the first quarter of this year.

Segment operating income down by 6% over last quarter and up by 56% year over year

SP/C’s segment operating income remains strong despite the appreciation of the Canadian dollar. The decrease over last quarter was principally due to the mix of different programs. The increase year over year was attributed to higher volume, improved program execution as well as lower costs.

Segment operating income was $94.9 million for the year, which is 57% or $34.5 million higher than last year

This year, SP/C’s operating margin was 21.8%, compared to 17.4% last year, reflecting the advantage of a positive sustained cost performance as well as strong demand and volume. This year, we delivered to our customers 29 FFSs compared to 25 in fiscal 2007.

SP/C’s revenue was negatively impacted by the appreciation of the Canadian dollar against the U.S. dollar. However, this negative impact was partially mitigated because our sale contracts are hedged upon signing at the prevailing rate. This year, a majority of SP/C’s revenue was generated from sales previously hedged against currency fluctuations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Capital employed decreased over last quarter and over last year

Capital employed was lower mainly due to lower working capital accounts. This was primarily due to a higher collection of accounts receivable, predominantly during the fourth quarter of this year, combined with a higher level of accounts payable at year-end.

Backlog up by 8% over last year
(amounts in millions)	FY2008	FY2007

Backlog, beginning of period	$352.8	$284.4
+ orders	466.9	406.9
- revenue	(435.3)	(348.1)
+/- adjustments	(2.6)	9.6

Backlog, end of period	$381.8	$352.8

This year’s book-to-sale ratio was 1.1 x.

5.2 MILITARY SEGMENTS

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $140 million in orders this quarter, including:

·	One S-70B Seahawk and one AS332 Super Puma helicopter simulators for the Republic of Singapore Air Force;

·	One MH-60S OFT and one MH-60S weapons tactics trainer (WTT) for the U.S. Navy;

·	The prototype P-8A Operational Flight Trainer for Boeing’s new P-8A Poseidon maritime patrol and anti-submarine warfare aircraft;

·	One prototype M-346 flight training device (FTD) to provide the initial training capability for Alenia Aermacchi’s new M-346 advanced lead-in fighter trainer aircraft.

Products and new initiatives

·	We unveiled Presagis, a new modelling and simulation software company, as part of our military simulation products business. We combined our acquisitions of Engenuity Technologies, MultiGen-Paradigm and TERREX and an existing CAE commercial-off-the-shelf (COTS) software team to create an independent, industry-leading company specializing in COTS modelling and simulation software;

·	We acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet), based in Bangalore, India.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Financial results
(amounts in millions, except operating
margins)		FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007

Revenue		$383.7	357.5	101.5	89.6	97.1	95.5	92.2
Segment operating income		$51.7	39.1	14.5	11.5	13.4	12.3	9.5
Operating margins	%	13.5	10.9	14.3	12.8	13.8	12.9	10.3
Amortization & depreciation		$10.5	9.0	2.8	3.0	2.5	2.2	2.6
Capital expenditures		$7.3	5.5	2.1	1.5	2.4	1.3	1.8
Capital employed		$68.4	54.5	68.4	100.1	98.1	90.1	54.5
Backlog		$765.1	635.8	765.1	704.4	535.3	560.5	635.8

Revenue up by 13% over last quarter and by 10% year over year

The increase over last quarter was mainly due to high activity levels on some U.S. and European programs, combined with the decrease in value of the Canadian dollar against the U.S. dollar and the euro during the quarter.

The increase year over year was mainly due to higher activity on some European programs, combined with the integration into our results of the newly-acquired companies Engenuity, Multigen and Macmet. The increase was partially offset by reduced activity on some U.S. programs and the appreciation of the Canadian dollar against the U.S. dollar during the period.

Revenue was $383.7 million this year, which is 7% or $26.2 million higher than last year

The increase reflects the integration of the above-mentioned acquisitions, combined with a higher activity level, mainly in the United States. This increase was partially offset by the appreciation of the Canadian dollar against the U.S. dollar.

Segment operating income up by 26% over last quarter and by 53% year over year

SP/M’s segment operating income increased over last quarter and year over year mainly due to the renegotiation of a contract change order, which included the alignment of the contract currency with the client’s currency resulting in a gain on a financial instrument. This increase was partially offset by costs incurred in the reorganization of our worldwide military segments.

Segment operating income was $51.7 million this year, which is 32% or $12.6 million higher than last year

SP/M’s segment operating income was higher than last year for the same reasons stated above, combined with an increased level of activity in the United States, lower costs and a favourable program mix.

Capital employed decreased over last quarter

The decrease this quarter was mainly because of lower working capital accounts, principally resulting from increased deposits on contracts and a higher level of accounts payable at year-end.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Backlog up by 20% over last year
(amounts in millions)	FY2008	FY2007

Backlog, beginning of period	$635.8	$540.5
+ orders	530.0	421.3
- revenue	(383.7)	(357.5)
+/- adjustments (mainly FX)	(17.0)	31.5

Backlog, end of period	$765.1	$635.8

This year’s book-to-sale ratio was 1.4x.

TRAINING & SERVICES/MILITARY

TS/M was awarded $78 million in orders this quarter, including:

·	Maintenance and support services for the NATO Airborne Early Warning and Control Force’s E3A AWACS simulator, located in Europe;

·	Simulator maintenance and support services to the 160th Special Operation Aviation Regiment– Airborne for the U.S. Army;

·	Contractor logistics, engineering maintenance, pilot instruction, courseware development and training system support of the C-130J and C-130E/H for the U.S. Air Force.

Services and new initiatives

·	We were notified this year by the Government of Canada that we were the only compliant bidder to become Canada’s C-130J and CH-47 operational training systems provider. We expect to respond to a request for proposal whereby the Government of Canada will acquire equipment and aircrew training services over 20 years for Canada’s tactical airlift aircraft and helicopter fleets;

·	We are having continued success winning business related to training systems and services for the NH90 helicopter. During the third quarter of fiscal 2008, we won a contract to provide two MRH90 full-flight and mission simulators (FFMSs) to the Commonwealth of Australia. As a prime contractor and Authorised Engineering Organisation for the Commonwealth, we will provide overall project management, systems engineering and integrated logistics support.

Financial results
(amounts in millions, except operating
margins)		FY2008	FY2007	Q4-2008	Q3-2008	Q2-2008	Q1-2008	Q4-2007

Revenue		$222.5	208.2	54.1	58.9	54.5	55.0	55.8
Segment operating income		$31.4	33.7	7.6	9.5	7.9	6.4	6.1
Operating margins	%	14.1	16.2	14.0	16.1	14.5	11.6	10.9
Amortization & depreciation		$8.1	6.9	1.8	2.4	2.2	1.7	1.9
Capital expenditures		$15.8	30.1	3.4	4.3	4.3	3.8	2.5
Capital employed		$136.5	132.8	136.5	138.4	135.8	142.4	132.8
Backlog		$789.7	834.4	789.7	721.5	717.2	772.3	834.4

Revenue down by 8% over last quarter and by 3% year over year

The decrease over last quarter was mainly attributable to increased revenue in the third quarter from some support services for various German military bases as well as a cost recovery during the third quarter, resulting from our annual labour rates review with the Government of Canada. The decrease was partially offset by the depreciation of the Canadian dollar against the U.S. dollar and the euro during the quarter.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

The decrease year over year was mainly due to the appreciation of the Canadian dollar against the U.S. dollar and the British pound, partially offset by an increase in training service activities in the United States, as well as the integration into our results of the newly-acquired companies Engenuity and Kesem.

Revenue was $222.5 million this year, which is 7% or $14.3 million higher than last year

The increase was mainly a result of support services for various German military bases, annual rates review with the Government of Canada, increase in training services for the U.S. Air Force, higher activities on North American and Australian support services contracts and the integration into our results of the newly-acquired companies Engenuity and Kesem. This increase was partially offset by the appreciation of the Canadian dollar against the U.S. dollar and the British pound.

Segment operating income down by 20% over last quarter and up by 25% year over year

This quarter, segment operating income included an improved cost performance on certain maintenance services contracts, partially offset by costs incurred in the reorganization of our worldwide military segments. This mainly explains the increase year over year.

Compared to last quarter, despite the above-mentioned elements, segment operating income was lower due to the intense activity in the third quarter from some support services for various German military bases as well as the cost recovery resulting from our annual rates review with the Government of Canada during the third quarter. Furthermore, during the third quarter we received a dividend from a U.K.-based investment of TS/M. The dividend is a component of TS/M’s recurring business, even though it is not received evenly throughout the year.

Segment operating income was $31.4 million this year, which is 7% or $2.3 million lower than last year

The decrease over last year was mainly due to the one-time payment we received from the U.K. government during the first quarter of fiscal 2007 in relation to the AVTS project. Excluding this onetime payment, the segment operating margin would result in a 7%, or $2.1 million, increase compared to last year, mainly resulting from the above-mentioned factors contributing to the increase in revenue and by a more significant impact of the dividend received during fiscal 2008 from the U.K -based investment of TS/M.

Capital employed decreased over last quarter

The decrease this quarter was mainly because of lower working capital accounts, partially offset by additional investments for the NH90 training program in Germany and the decrease in value of the Canadian dollar against the euro.

MANAGEMENT’S DISCUSSION AND ANALYSIS	FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Backlog down by 5% over last year
(amounts in millions)	FY2008	FY2007

Backlog, beginning of period	$834.4	$826.1
+ orders	216.1	174.5
- revenue	(222.5)	(208.2)
+/- adjustments (mainly FX)	(38.3)	42.0

Backlog, end of period	$789.7	$834.4

This year’s book-to-sale ratio was 1.0x.

Combined military performance favourable over last year

Our combined military revenue increased by $7.1 million, or 5%, over last quarter, by $7.6 million, or 5%, year over year and $40.5 million, or 7%, over last year. You will find more details in the above Results by segment sections of SP/M and TS/M.

Excluding the net impact of $3.0 million resulting from the change order renegotiation gain and costs incurred in the reorganization of our military segments, our combined military operating margins would have been 12.0% this quarter and 13.1% this year. This favourably compares to the combined military operating margins of 10.5% in the fourth quarter of fiscal 2007 and 12.1% (excluding the AVTS onetime payment) in fiscal 2007, hence demonstrating the continuous improved profitability of our military business.

Combined military book-to-sale ratio for the year was 1.2x.

6. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

·	Cash generated from operations, including timing of milestone payments and management of working capital;

·	Capital expenditure requirements;

·	Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS	FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

6.1 CONSOLIDATED CASH MOVEMENTS
(amounts in millions)	FY2008	FY2007	FY2006

Cash provided by continuing operating
activities*	$276.6	$219.1	$146.8
Changes in non-cash working capital	(15.7)	20.2	79.1

Net cash provided by continuing
operations	$260.9	$239.3	$225.9
Capital expenditures	(189.5)	(158.1)	(130.1)
Other capitalized costs	(25.9)	(11.8)	(12.4)
Cash dividends	(9.8)	(9.8)	(9.7)
Non-recourse financing[12]	137.7	34.0	26.5

Free cash flow[13]
	$173.4	$93.6	$100.2
Business acquisitions (net of cash and
cash equivalents acquired)	(41.8)	(4.4)	2.6
Other cash movements, net	8.0	7.9	19.6
Proceeds from disposal of discontinued
operations	-	(3.8)	-
Non-recourse financing	(137.7)	(34.0)	(26.5)
Effect of foreign exchange rate changes
on cash and cash equivalents	(0.1)	4.4	(7.6)

Net increase in cash before proceeds
and repayment of long-term debt	$1.8	$63.7	$88.3

* before changes in non-cash working capital

12 Non-GAAP measure (see Section 3.7) .
13 Non-GAAP measure (See Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Free cash flow was $173.4 million this year, 85% or $79.8 million higher than last year

This year, the increase in free cash flow was mainly attributable to an increase in net cash provided by continuing operations and an increase in non-recourse financing on property, plant and equipment offset by higher capital expenditures.

Capital expenditures and other capitalized costs increased by $45.5 million this year

Total capital expenditures of $189.5 million this year included:

·	The major milestone delivery of the first Dassault Falcon 7X training program;

·	The buyback of some leased simulators that were already part of our network and, therefore included in our maintenance capital expenditures[14];

·	The ongoing investment to grow our training network.

This year, our growth capital expenditures15 were $106.2 million and our maintenance capital expenditures were $83.3 million.

Total other capitalized costs of $25.9 million included mainly deferred development costs, pre-operating costs.

Non-recourse financing

During fiscal year 2008, the Company obtained senior secured financing for two new civil aviation training centres. The drawdown to March 31, 2008 was for an approximate aggregate amount of $107.5 million (US$45.7 million and £29.6 million) after taking into consideration the effect of foreign exchange swap arrangements entered in relation to this financing transaction.

6.2 SOURCES OF LIQUIDITY

We have committed lines of credit at floating rates, each provided by a syndicate of lenders. We and some of our subsidiaries can borrow funds directly from these credit facilities to cover operating and general corporate expenses and to issue letters of credit and bank guarantees.

The total amount available through these committed bank lines as at March 31, 2008 was $573.6 million, of which $129.6 million (or 23%) was used for letters of credit. The total amount available at March 31, 2007 was $615.3 million, of which $139.7 million (or 23%) was used. Due to the fact that our revolving credit facilities are denominated in U.S. dollars and euros, total availability decreased due to the appreciation of the Canadian dollar, whereas our utilization remained unchanged from prior year. There were no borrowings under the facilities as at March 31, 2008 or at March 31, 2007.

We also have the ability to borrow in various currencies through non-committed operating lines of $4.9 million. We had not drawn down on these operating lines as at March 31, 2008.

Long-term debt was $379.8 million as at March 31, 2008 compared to $283.2 million at the end of the previous fiscal year. The short-term portion of the long-term debt was $27.3 million at March 31, 2008 compared to $27.2 million at the end of the previous fiscal year. The main variations in debt over the year (other than normal contractual amortization of existing debt) are described below.

14 Non-GAAP measure (see Section 3.7) .
15 Non-GAAP measure (see Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

We raised senior secured financing of $107.5 million (US$45.7 million and £29.6 million) for two civil aviation training centres. The debt is non-recourse to CAE and amortizes over two separate periods until June 2014 and June 2018.

We borrowed an additional $10.7 million (€7.3 million) for our 25% share on the debt facility for the German NH90 project for a total of $52.8 million (€32.5 million). The project company has a €175.5 million in non-recourse financing to finance the build-out of the project. Following the build-out period, the debt will be non-recourse to CAE and has a final maturity of December 2019.

We also raised an additional $10.8 million (US$10.1 million) to finance the acquisition of two FFSs for the Zhuhai Training Centre, as well as the expansion of that training centre for a total of $24.4 million (US$23.8 million) as of March 31, 2008. This additional financing represented our 49% share of the term debt for the joint venture. The debts are non-recourse to CAE and have various maturities to August 2013.

We have an unsecured facility in place for $35.0 million to finance the cost of the ERP system. We can draw down on this facility on a quarterly basis with monthly repayments over a term of seven years beginning at the end of the first month following each quarterly disbursement. We have borrowed $11.3 million to date for costs incurred to implement the new system.

We have an unsecured Export Development Canada (EDC) Performance Security Guarantee (PSG) account for $102.8 million (US$100 million). This is an uncommitted revolving facility for performance bonds, advance payment guarantees or similar instruments. As of March 31, 2008, we had $54.9 million outstanding compared to $65.6 million as at March 31, 2007. Due to the fact that the majority of the guarantees are issued in U.S. dollars, the variation was principally due to the appreciation of the Canadian dollar.

6.3 CONTRACTUAL OBLIGATIONS

We enter into contractual obligations and commercial commitments in the normal course of our business. These include debentures and notes and others. The table below shows when they mature.

Contractual obligations
as at March 31, 2008
(amounts in millions)	2009	2010	2011	2012	2013	Thereafter	Total

Long-term debt	$27.6	$92.8	$28.0	$20.1	$72.3	$133.6	$374.4
Capital lease	0.7	0.7	6.7	-	-	-	8.1
Operating leases	59.1	55.2	54.9	55.0	41.7	162.8	428.7
Purchase obligations	25.2	14.1	7.4	6.8	0.9	-	54.4
Other long-term obligations	0.7	-	-	-	-	-	0.7

Total	$113.3	$162.8	$97.0	$81.9	$114.9	$296.4	$866.3

We also had total committed credit facilities of $444.0 million available as at March 31, 2008 compared to $475.6 million at March 31, 2007. Due to the fact that the credit facilities are denominated in U.S. dollars and euros, the decrease in available credit mainly resulted from the appreciation of the Canadian dollar, whereas the utilization remained relatively similar to last year.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

We have purchase obligations related to agreements that are enforceable and legally binding. Most are agreements with subcontractors to provide services for long-term contracts that we have with our clients. The terms of the agreements are significant because they set out obligations to buy goods or services in fixed or minimum amounts, at fixed, minimum or variable prices and at approximate times.

As at March 31, 2008 we had other long-term liabilities that are not included in the table above. These include some accrued pension liabilities, deferred revenue, deferred gains on assets and various other long-term liabilities. Cash obligations on accrued employee pension liability depend on various elements including market returns, actuarial gains and losses and the interest rate.

We did not include future income tax liabilities since future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carry-forwards available.

7.	CONSOLIDATED FINANCIAL POSITION

7.1	CONSOLIDATED CAPITAL EMPLOYED

	As at March 31	As at March 31
(amounts in millions)	2008	2007

Use of capital:
Non-cash working capital	$(138.1)	$(118.1)
Property, plant and equipment, net	1,046.8	986.6
Other long-term assets	380.0	343.9
Other long-term liabilities	(216.1)	(249.5)

Total capital employed	$1,072.6	$962.9

Source of capital:
Net debt	$124.1	$133.0
Shareholders’ equity	948.5	829.9

Source of capital	$1,072.6	$962.9

Capital employed16 increased 11% over last year

The increase was mainly the result of higher property, plant and equipment, higher other long-term assets and lower other long-term liabilities offset by lower non-cash working capital.

Our return on capital employed17 (ROCE) was 16.8% (14.5% adjusted for operating leases) this year compared to 14.7% (12.1% adjusted for operating leases) for last year.

Non-cash working capital18 decreased by $20.0 million

The decrease was mainly from an increase of accounts payable and other accrued liabilities, and deposits on contracts, partially offset by higher accounts receivable, inventories and income taxes recoverable.

16 Non-GAAP measure (see Section 3.7) .
17 Non-GAAP measure (see Section 3.7) .
18 Non-GAAP measure (see Section 3.7) .

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Net property, plant and equipment up $60.2 million

The increase from capital expenditures of $189.5 million was mainly offset by normal depreciation of $60.6 million and by a negative impact of $38.9 million caused by foreign exchange variation.

Net debt lower than last year

The decrease was largely caused by the appreciation of the Canadian dollar against our foreign denominated debt and $1.8 million net increase in cash, before proceeds and repayment of long-term debt, partially offset by assumption of debt held by acquired businesses.

Change in net debt
	As at March 31	As at March 31
(amounts in millions)	2008	2007

Net debt, beginning of period	$133.0	$190.2
Impact of cash movements on net debt (see
table in the cash movements section)	(1.8)	(63.7)
Business acquisitions and others	11.8	-
Effect of foreign exchange rate changes on
long-term debt	(18.9)	6.5

Decrease in net debt during the period	(8.9)	(57.2)

Net debt, end of period	$124.1	$133.0

Shareholders’ equity

The $118.6 million increase in equity was mainly because of higher net earnings ($152.7 million) and the proceeds from the share issue and contributed surplus ($19.8 million) offset by a decrease in accumulated other comprehensive loss ($35.5 million). This was after accounting for dividends ($10.1 million).

Outstanding share data

Our articles of incorporation authorize the issue of an unlimited number of common shares, and an unlimited number of preferred shares issued in series. We had a total of 253,969,836 common shares issued and outstanding as at March 31, 2008 with total share capital of $418.9 million. We also had 4,602,374 options outstanding, of which 2,543,545 were exercisable. We have not issued any preferred shares to date.

As at April 30, 2008, we had a total of 254,008,182 common shares issued and outstanding.

Dividend policy

We paid a dividend of $0.01 per share each quarter in fiscal 2008. These dividends were eligible under the Income Tax Act (Canada) and its provincial equivalents.

Our Board of Directors has the discretion to set the amount and timing of any dividend. The Board reviews the dividend policy once a year based on the cash requirements of our operating activities, liquidity requirements and projected financial position. We expect to pay annual dividends of approximately $30 million based on our revised dividend policy and the 254.0 million common shares outstanding as at March 31, 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Guarantees

We issued letters of credit and performance guarantees for $108.9 million in the normal course of business this year, compared to $149.1 million last fiscal year. The amount was lower this year as a result of the expiry of a simulator deployment guarantee and lower levels of advance payment guarantees.

Non-recourse project financing

We arranged project financing for the Medium Support Helicopter (MSH) program in 1997 after entering the program with the U.K. Ministry of Defence. The contract was awarded to a consortium, CAE Aircrew Training Services Plc (Aircrew). The capital value of the assets supplied by Aircrew is over $200 million.

We have a 14% interest in CVS Leasing Ltd., which owns the simulators operated by the training centre. We manufactured and sold the FFSs to CVS Leasing Ltd., which then leased them to Aircrew for the full term of the MSH contract. Because we have a majority interest in Aircrew, we have consolidated their financial statements in our results. Future minimum lease payments associated with the FFSs leased to Aircrew are approximately $103 million as at March 31, 2008 and are included in this section in the discussion of operating leases as contractual obligations. The amount is also disclosed in Note 20 to the consolidated financial statements.

In April 2005, Helicopter Flight Training Services GmbH (HFTS), an industrial consortium in which we have 25% ownership contracted a project-financing facility of €175.5 million to fund the acquisition of assets needed to fulfill a 14.5 -year training services contract on the NH90 helicopter platform for the German Armed Forces. We account for 25% of the outstanding project-financing debt using the proportionate consolidation method. This was $52.8 million (€32.5 million) as at March 31, 2008, and was included in the amount disclosed in Note 12 to the consolidated financial statements.

We increased the amount of financing for the Zhuhai Flight Training Centre this year. The recorded debt represents our 49% joint venture share of term-debt to acquire simulators and repay existing debt maturities, on a non-recourse basis, for the joint venture. The term-debt was arranged through several financial institutions. Borrowings bear interest on a floating rate of U.S. Libor plus a spread, and have various amortizations to August 2013. We had $24.4 million outstanding (US$23.7 million) as at March 31, 2008. This is included in the amount disclosed in Note 12 to the consolidated financial statements.

In June 2007 we concluded a non-recourse financing for two newly established civil aviation training centres. The debt is non-recourse to the Company and is secured by the assets of the training centers and is cross-guaranteed and cross-collateralized by the cash-flow generated by the two training centres. The debt was fully drawn down by March 31, 2008 for a gross amount of $107.5 million (US$105.0 million). This is included in the amount disclosed in Note 12 to the consolidated financial statements.

Pension obligations

We maintain defined benefit and defined contribution pension plans. We expect to contribute approximately $2.6 million more than the annual required contribution for current services to satisfy a portion of the underfunded liability of the defined benefit pension plan. We will continue to contribute to the underfunded liability until we have met the plan’s funding obligations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

7.2 VARIABLE INTEREST ENTITIES

Note 24 to the consolidated financial statements summarizes the total assets and total liabilities of the significant entities in which we have a variable interest (variable interest entities or VIEs). They are listed by segment and include sale and leaseback structures and partnership arrangements.

Sale and leaseback

We have entered into sale and leaseback arrangements with special purpose entities (SPEs). These arrangements relate to FFSs used in our training centres for military and civil aviation. These leases expire at various dates up to 2023, except for an arrangement that expires in 2037. Typically, we have the option to purchase the equipment at a specific price at a specific time during the term of the lease. Some leases include renewal options at the end of the term. In some cases, we provided guarantees of the residual value of the equipment when the leases expire or on the day we exercise our purchase option.

These SPEs are financed by secured long-term debt and third-party equity investors who, in certain cases, benefit from tax incentives. The equipment serves as collateral for the SPEs’ long-term debt.

Our variable interests in these SPEs are solely through fixed purchase price options and residual value guarantees, except in one case where the variable interest is equity and a subordinated loan. We also provide administrative services to the SPE in return for a market fee.

Some of these SPEs are VIEs. At the end of fiscal 2008 and 2007, we were the primary beneficiary for one of them. The assets and liabilities of this VIE are fully consolidated into our consolidated financial statements as at March 31, 2008 and 2007, even before we classified it as a VIE and CAE as the primary beneficiary.

We are not the primary beneficiary for any of the other SPEs that are VIEs, and consolidation is not appropriate under the Accounting Guideline (AcG)-15 of the Canadian Institute of Chartered Accountants Handbook. Our maximum potential exposure to losses relating to these non-consolidated SPEs was $42.0 million at the end of fiscal 2008 ($47.1 million in 2007).

Partnership arrangements

We enter into partnership arrangements to provide military simulation products and training and services for the military and civil segments.

Our involvement with entities related to these partnership arrangements is mainly through investments in their equity and/or in subordinated loans and manufacturing and long-term training and services contracts. While some of these entities are VIEs, we are not the primary beneficiary so these entities have not been consolidated. We continue to account for these investments under the equity method and record our share of the net earnings or losses based on the terms of the partnership arrangement. As at March 31, 2008 and 2007, our maximum off-balance sheet exposure to losses related to these non-consolidated VIEs, other than from their contractual obligations, was not material.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

7.3 OFF BALANCE SHEET ARRANGEMENTS

Most of our off balance sheet obligations are from operating lease obligations related to two segments:

·	The TS/C segment, which operates a fleet of over 120 simulators in our and other’s training centres. We have entered into sale and leaseback transactions with a number of different financial institutions and treat them as operating leases;

·	The TS/M segment, which operates a training centre for the MSH project with the U.K. Ministry of Defence to provide simulation services. The operating lease commitments are between the operating company (which has the service agreement with the U.K. Ministry of Defence) and the asset company (which owns the assets). These leases are non-recourse to CAE.

Sale and leaseback transactions

The sale and leaseback of certain FFSs installed in our global network of training centres is a key element in our financing strategy to support investment in the civil and military training and services business. It provides us with a cost-effective, long-term source of fixed-cost financing. A sale and leaseback transaction can only be executed after a FFS has received certification by regulatory authorities and is installed and available to customers for training.

Sale and leaseback transactions are generally structured as leveraged leases with an owner participant. Before completing a sale and leaseback consolidated transaction, we record the cost to manufacture the simulator as a capital expenditure and include it as a fixed asset on the consolidated balance sheet. When the sale and leaseback transaction is executed, we record the transaction as a disposal of a fixed asset and the cash proceeds are about the same as the fair market value of the FFS.

We record the difference between the proceeds received and our manufacturing cost (roughly the margin that we would record if we had completed a FFS sale to a third party) under deferred gains and other long-term liabilities. We then amortize it over the term of the sale and leaseback transaction as a reduction of rental expense, net of the guaranteed residual value where appropriate. At the end of the term of the sale and leaseback transaction, we take the guaranteed residual value into income if the value of the underlying FFS has not decreased.

We did not enter into any additional sale and leaseback transactions this year and, as a result, proceeds from the sale and leaseback of assets are nil for this year and last year.

In fiscal 2008, we bought back three FFSs that had initially been financed under a sale and leaseback transaction for a total consideration of $43.0 million.

The table below lists sale and leaseback transactions for FFSs that were in service in TS/C training centres as of March 31, 2008. They appear as operating leases in our consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS			FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Existing FFSs under sale and leaseback
(amounts in		Number of		Initial		Unamortized
millions, unless		FFSs	Lease	term	Imputed	deferred	Residual value
otherwise noted)	Fiscal year	(units)	obligations	(years)	interest rate	gain	guarantee

SimuFlite	2002 to 2005	14	$133.6	10 to 20	5.5 to 6.7%	$10.1	$-
CAE Inc.	2000-2002	4	51.9	20-21	6.4 to 7.6%	28.3	17.4
Denver
training centres	2003	5	60.5	20	5.0%	24.9	-
Zhuhai Xiang Yi
Aviation
Technology
Company
Limited joint
venture(1)	2003	5	17.4	15	3.0%	-	-
Other	-	2	10.1	8	7.1 to 7.9%	-	-

Total		30	$273.5			$63.3	$17.4

Annual lease payments
(upcoming 12 months)			$27.9

(1) We have a 49% interest in this joint venture.

The rental expenses related to operating leases of the FFSs under the sale and leaseback arrangements were $27.6 million for fiscal 2008, compared to $32.4 million last year.

You can find more details about operating lease commitments in Notes 20 and 26 to the consolidated financial statements.

7.4 FINANCIAL INSTRUMENTS

We are exposed to various financial risks in the normal course of our business. We enter into forward and swap contracts to manage our exposure to fluctuations in foreign exchange rates, interest rates and changes in share price which have an effect on our stock-based compensation costs. We also continually assess whether the derivatives we use in hedging transactions are effective in offsetting changes in fair value or cash flows of hedged items. We enter into these transactions to reduce our exposure to risk and volatility, and not for speculative reasons. We only deal with highly rated counterparties.

Our policy is to hedge every new foreign currency-denominated manufacturing contract when it is signed and executed. We only hedge future revenue exposure when contracts are signed. We have adopted a contract-by-contract hedging strategy rather than an overall strategy based on the contracts we expect to sign. We eliminate the risk associated with the signed contracts by entering into forward exchange contracts (see Note 17 to the financial statements for more details). At the end of fiscal 2008, approximately 9% of the total value of the outstanding contracts were not hedged. The non-hedged portion results from short timing issues between contract signature and hedging transactions as well as a number of small contracts that remain not hedged. Furthermore, this year we entered into hedges of certain foreign currency denominated costs for our Canadian operations. As a result, we entered into a hedge to cover the foreign currency costs of our manufacturing process, as well as on the interest and principal repayment of U.S. denominated debt maturing in June 2009.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

We enter into foreign exchange forward contracts to manage our exposure when we make a sale in a foreign currency. The amount and timing of the maturity of these forward contracts vary depending on a number of factors, including milestone billings and the use of foreign materials and/or sub-contractors. The hedged costs are entered on the basis of the forecasted and committed costs that will be incurred. We had $837.6 million Canadian-dollar equivalent in forward contracts at the end of fiscal 2008 ($586.0 million on sales contracts and $251.6 million on buy contracts), compared to $604.1 million ($512.7 million on sales contracts and $91.4 million on buy contracts), at the end of the previous year. The increase was mainly because of a higher number of foreign currency denominated revenue contracts being hedged, and additional hedging for foreign currency denominated manufacturing costs and debt-related exposure.

We use financial instruments to manage our exposure to changing interest rates and to adjust our mix of fixed and floating interest rate debt on long-term debt. The mix was 72% fixed-rate and 28% floating-rate at the end of this year, compared to 60% fixed-rate and 40% floating-rate at the end of fiscal 2007. The higher portion of fixed-rate debt results from no utilization of floating-rate borrowings under the revolving credit facility, combined with this year’s issuance of non-recourse debt which was completely composed of fixed-rate debt.

We also hedge to reduce our exposure to changes in our share price because it affects the cost of our deferred share unit (DSU) programs. A settlement hedge contract covered 2,155,000 CAE common shares as at March 31 2008 compared to 1,495,000 the previous year.

We used the following methods and assumptions to estimate the fair value of the financial instruments:

·	Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the consolidated balance sheet. This is an appropriate estimate of their fair value because of their short-term maturities;

·	Capital leases are valued using the discounted cash flow method;

·	The value of long-term debt is estimated based on discounted cash flows using current interest rates on debt with similar terms and remaining maturities;

·	The net fair value of our cross currency and interest swaps are determined using valuation techniques and are calculated as the present value of the estimated future cash flows using an appropriate market based yield curve. Assumptions are based on market conditions prevailing at each consolidated balance sheet date;

·	Forward foreign exchange contracts are represented by the estimated amounts that we would receive or pay to settle the contracts on the date of the consolidated balance sheet.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

8.	ACQUISITIONS, BUSINESS COMBINATIONS AND DIVESTITURES

8.1	ACQUISITIONS

The Company acquired four businesses for a total cost, including acquisition costs, of $52.4 million which was payable primarily in cash. The total costs do not include potential additional consideration of $12 million that is contingent on certain conditions being satisfied, which, if met, would be recorded as additional goodwill.

Engenuity Technologies Inc.

During the first quarter, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

During the first quarter, the Company acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creates industry standard visual simulation file formats.

Macmet Technologies Limited

During the second quarter, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations.

As part of this agreement, the Company was given a call option on the remaining 24% of outstanding shares. The call option expires six years from the acquisition completion date. At the expiry of the call option period, the remaining shareholders of Macmet can exercise a put option and require the Company to purchase the remaining outstanding shares. As such, the Company considers that all outstanding shares have been purchased and 100% of Macmet’s results have been consolidated by the Company since the acquisition date.

Flightscape Inc.

During the second quarter, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety, maintenance and flight operations.

8.2 DISCONTINUED OPERATIONS

CAE Elektronik GmbH Telecommunication Department

During fiscal 2008, in order to concentrate on its core business, the Company has decided to discontinue its German telecommunication department. This department develops and sells unified messaging software for various clients and other office software solutions. As well, the business offers services in both standardized and customer-specific software communication solutions for voice-over-IP and ISDN-environment. CAE Elektronik GmbH is in the process of divesting its telecommunication department through a sales agreement with an exclusive buyer. The transaction resulted in the recognition of a net loss in discontinued operations amounting to $2.2 million, net of a tax recovery of $1.0 million during the fourth quarter of fiscal 2008.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Marine Controls

On February 3, 2005, the Company completed the sale of the substantial components of the Marine Controls segment to L-3 Communications Corporation (L-3), for a cash consideration of $238.6 million. The Company received from L-3 in fiscal 2007 notices of claims for indemnification pursuant to the Sale and Purchase Agreement (SPA). At this time, neither the outcome of these matters nor the potential future payments, if any, are determinable. The Company intends to assert all available defences against these claims. The aggregate liability for claims made under the SPA is limited to US$25 million.

The results of the Marine Controls segment have been reported as discontinued operations since the second quarter of fiscal 2005 and have been reclassified in previously reported statements.

Cleaning Technologies and other discontinued operations

In fiscal 2004, the Company completed the sale of its last Cleaning Technologies business, Alpheus Inc., to Cold Jet Inc. The Company was entitled to receive further consideration based on the performance of the business until 2007 and also had certain obligations to Cold Jet Inc. During fiscal 2006, an agreement was reached to settle the further consideration and cancel the outstanding obligations of the Company. Cold Jet paid the Company an amount of $0.2 million.

During the second quarter of fiscal 2007, the Company received early payment, in full, of $9.3 million in secured subordinated promissory long-term notes previously recorded in other assets. These notes, with a carrying value of $7.9 million, were received by the Company as part of the consideration for its sale in 2002 of Ultrasonics and Ransohoff. The repayment resulted in the recognition of $1.4 million of interest revenue during the second quarter due to the accretion of discounts on the long-term notes receivable. The parties have also concluded discussions regarding adjustments to working capital provisions. As a result of these discussions, the Company collected and recorded an additional amount of approximately $0.1 million (net of tax recovery of $0.1 million).

Also, during fiscal 2006, the Company incurred additional costs of $3.4 million related to its former Cleaning Technologies business mostly in connection with the revaluation of a pension liability and the reversal of an unrecognized tax asset, and recorded $0.9 million for other discontinued operations.

Forestry Systems

On May 2, 2003, the Company completed the sale of one of its Forestry Systems businesses to Carmanah Design and Manufacturing. The Company was entitled to receive further consideration based on the performance of the business. During the first quarter of fiscal 2007, a settlement was concluded and the Company received a payment of $0.2 million (net of tax expense of $0.1 million).

On August 16, 2002, the Company sold substantially all the assets of the sawmill division of its Forestry Systems. The Company was entitled to receive further cash consideration from the sale based on operating performance of the disposed business for the three-year period from August 2002 to August 2005. In November 2005, the Company was notified by the buyers that, in their view, the targeted level of operating performance which would trigger further payment had not been achieved. The Company completed a review of the buyers’ books and records and, in January 2006, launched legal proceedings to collect the payment that it believes is owed to the Company. During the third and fourth quarter of fiscal 2008, the Company recognized fees in connection with the evaluation and litigation exercise amounting to $1.2 million (net of tax recovery of $0.2 million). For fiscal 2007 and 2006, the Company incurred $0.9 million (net of tax recovery of $0.2 million) and $0.2 million (net of tax recovery of $0.1 million), respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Until recently, this dispute had been referred to arbitration and was in the discovery of evidence phase. As discussed in Subsequent Event, a loss in the amount of $8.5 million (net of tax recovery of $1.5 million) has been recorded during fiscal 2008 because the buyer was the subject of a petition for receivership and is understood to be insolvent subsequent to the balance sheet date.

9. BUSINESS RISK AND UNCERTAINTY

We operate in several industry segments that have various risks and uncertainties. Management and the Board discuss the principal risks facing our business, particularly during the annual strategic planning and budgeting processes. These are described below.

Management attempts to mitigate risks that may affect our future performance through a process of identifying, assessing, reporting and managing risks that are significant from a corporate perspective.

Length of sales cycle

The sales cycle for our products and services is long and unpredictable, ranging from six to 18 months for civil aviation applications and from six to 24 months or longer for military applications. During the time when customers are evaluating our products and services, we may incur expenses and management time. Making these expenditures in a quarter that has no corresponding revenue will affect our operating results and could increase the volatility of our share price.

Product evolution

The civil aviation and military markets we operate in are characterized by changes in customer requirements, new aircraft models and evolving industry standards. If we do not accurately predict the needs of our existing and prospective customers or develop product enhancements that address evolving standards and technologies, we may lose current customers and be unable to bring on new customers. This could reduce our revenue. The evolution of the technology could also have an impact on the value of our fleet of FFSs.

Level of defence spending

A significant portion of our revenue comes from sales to military customers around the world. In fiscal 2008, for example, sales by the SP/M and TS/M segments accounted for 43% of our revenue. We are either the primary contractor or a subcontractor for various programs by Canadian, U.S., European, and other foreign governments. If funding for a government program is cut, we could lose future revenue, which could have a negative effect on our operations. If countries we have contracts with significantly lower their military spending, there could be a material negative effect on our sales and earnings.

Civil aviation industry

A significant portion of our revenue comes from supplying equipment and training services to the commercial and business airline industry.

While a few major airlines continue to face financial difficulties, the surge of new aircraft orders continued in 2008, which is positive. Most of these aircraft are destined for carriers in the Middle East and Asia. Most North American and some European airlines have been experiencing a slight contraction in their capacity.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Fluctuating prices for airplane fuel also have a material effect on the profitability of many airlines. This effect is most visible in the North American market, where some legacy carriers have emerged from Chapter 11 while others have recently filed under Chapter 11. If fuel prices remain high for a sustained period, deliveries of new aircraft could be delayed or cancelled, which would negatively affect the demand for our training equipment and services.

Additionally, recent developments since mid-2007 in the credit market point to constraints on the availability of credit generally. If this situation persists it may affect the ability of airlines and other to purchase new aircraft, which would also negatively affect the demand for our training equipment and services.

We are also exposed to credit risk on accounts receivable from our customers, but have adopted policies to ensure we are not significantly exposed to any individual customer. Our policies include analyzing the financial position of our customers and regularly reviewing their credit quality. We also subscribe from time to time to credit insurance and, in some instances, require a bank letter of credit.

Competition

We sell our simulation equipment and training services in highly competitive markets, and new entrants are emerging and others are positioning themselves to take advantage of the current positive market. Some of our competitors are larger than we are, and have greater financial, technical, marketing, manufacturing and distribution resources. In addition, some competitors have well-established relationships with aircraft manufacturers, airlines and governments, which may give them an advantage when competing for projects for these organizations. We also face competition from Alteon Training L.L.C., a Boeing subsidiary, which may have certain pricing and other competitive advantages over CAE due to its status within the Boeing group of companies.

We obtain most of our contracts through competitive bidding processes that subject us to the risk of spending a substantial amount of time and effort on proposals for contracts that may not be awarded to us. We cannot be certain that we will continue to win contracts through competitive bidding processes at the same rate as we have in the past.

Foreign exchange

Approximately 93% of our revenue is generated in foreign currencies and this will continue to be the case. Conversely, a larger proportion of our operating expenses are in Canadian dollars. Any significant change in the value of the Canadian dollar will cause volatility in our results of operations, cash flow and financial condition from period to period. We have various hedging programs to partially offset this exposure. The Canadian dollar has also made Canada a more expensive manufacturing environment for us. If the Canadian dollar further increases in value, it will negatively affect our financial results and our competitive position compared to other equipment manufacturers in jurisdictions where operating costs are lower.

Doing business in foreign countries

We have operations in over 20 countries and sell our products and services to customers around the world. Sales to customers outside Canada and the U.S. made up approximately 60% of revenue in fiscal 2008. We expect sales outside Canada and the U.S. to continue to represent a significant portion of revenue for the foreseeable future. As a result, we are subject to the risks of doing business internationally.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

These include foreign exchange risk, as discussed above, and the risk that laws and regulations in host countries will change, which can have an effect on:

·	The cost and complexity of using foreign representatives and consultants;

·	Tariffs, embargoes, controls and other restrictions that may affect the free flow of goods, information and capital;

·	The complexities of managing and operating an enterprise and complying with laws in multiple jurisdictions;

·	General changes in economic and geopolitical conditions.

Our currency hedging activities may not successfully mitigate foreign exchange risk.

Fixed-price and long-term supply contracts

We provide our products and services mainly through fixed-price contracts that require us to absorb cost overruns, even though it can be difficult to estimate all of the costs associated with these contracts or to accurately project the level of sales we may ultimately achieve. In addition, a number of contracts to supply equipment and services to commercial airlines are long-term agreements that run up to 20 years. While these contracts can be adjusted for increases in inflation and costs, the adjustments may not fully offset the increases, which could negatively affect the results of our operations.

Product integration and program management risk

Our business could be negatively affected if our products do not successfully integrate or operate with other sophisticated software, hardware, computing and communications systems that are also continually evolving. If we experience difficulties on a project or do not meet project milestones, we may have to devote more engineering and other resources than originally anticipated. While we believe we have recorded adequate provisions for losses on fixed-price contracts, it is possible that fixed-price and long-term supply contracts could subject us to additional losses that exceed obligations under the terms of the contracts.

Government-funded military programs

Like most companies that supply products and services to governments, we can be audited and reviewed from time to time. Any adjustments that result from government audits and reviews may have a negative effect on our results of operations. Some costs may not be reimbursed or allowed in negotiations of fixed-price contracts. We may also be subject to a higher risk of legal actions and liabilities than companies that cater only to the private sector, which could have a materially negative effect on our operations.

If we fail to comply with government regulations and requirements, we could be suspended or barred from government contracts or subcontracts for a period of time, which would negatively affect our revenue from operations and profitability and could have a negative effect on our reputation and ability to procure other government contracts in the future.

Research and development activities

We have carried out some of our research and development initiatives with the financial support of government agencies, including the Government of Canada through Technology Partnerships Canada and the Government of Québec through Investissement Québec. If we do not receive this financial support in the future, there is a risk that we may not be able to replace this with other government risk-sharing programs and sustain our level of financial performance and research and development activities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Protection of intellectual property

We rely in part on trade secrets and contractual restrictions, such as confidentiality agreements and licences, to establish and protect our proprietary rights. These may not be effective in preventing a misuse of our technology or in deterring others from developing similar technologies. We may be limited in our ability to acquire or enforce our intellectual property rights in some countries.

Intellectual property

Our products contain sophisticated software and computer systems that are supplied to us by third parties. These may not always be available to us. Our production of simulators often depends on receiving confidential or proprietary data on the functions, design and performance of a product or system that our simulators are intended to simulate. We may not be able to obtain this data on reasonable terms, or at all.

Infringement claims could be brought against us or against our customers. We may not be successful in defending these claims and we may not be able to develop processes that do not infringe on the rights of third parties, or obtain licences on terms that are commercially acceptable, if at all.

Litigation related to our intellectual property rights could be lengthy and costly and could negatively affect our operations or financial results, whether or not we are successful in defending a claim.

Environmental liabilities

We use, generate, store, handle and dispose of hazardous materials at our operations, and used to at some of our discontinued or sold operations. Past operators at some of our sites also carried out these activities.

New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, new clean-up requirements or claims on environmental indemnities we have given may mean we have to incur substantial costs. This could have a materially negative effect on our financial condition and results of operations.

We have made provisions for claims we know about and remediation we expect will be required, but there is a risk that our provisions are not sufficient.

In addition, our discontinued operations are largely uninsured against such claims, so an unexpectedly large environmental claim against a discontinued operation could reduce our profitability in the future.

Liability claims arising from casualty losses

Because of the nature of our business, we may be subject to liability claims, including claims for serious personal injury or death, arising from:

·	Accidents or disasters involving training equipment we have sold or aircraft for which we have provided training equipment or services;

·	Our pilot provisioning;

·	Our live flight training operations.

We may also be subject to product liability claims relating to equipment and services our discontinued operations sold in the past. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Warranty or other product-related claims

We manufacture simulators that are highly complex and sophisticated. These may contain defects that are difficult to detect and correct. If our products fail to operate correctly or have errors, there could be warranty claims or we could lose customers. Correcting these defects could require significant capital investment. If a defective product is integrated into our customer’s equipment, we could face product liability claims based on damages to the customer’s equipment. Any claims, errors or failures could have a negative effect on our operating results and business. We cannot be certain that our insurance coverage will be sufficient to cover one or more substantial claims.

Regulatory rules imposed by aviation authorities

We are required to comply with regulations imposed by aviation authorities. These regulations may change without notice, which could disrupt our sales and operations. Any changes imposed by a regulatory agency, including changes to safety standards imposed by aviation authorities such as the U.S. Federal Aviation Administration, could mean we have to make unplanned modifications to our products and services, causing delays and resulting in cancelled sales. We cannot predict the impact of changing laws or regulations might have on our operations. Any changes could have a materially negative effect on our results of operations or financial condition.

Sales or licences of certain CAE products require regulatory approvals

The sale or licence of many of our products is subject to regulatory controls. These can prevent us from selling to certain countries, and require us to obtain from one or more governments an export licence or other approvals to sell certain technology such as military-related simulators or other training equipment, including military data or parts. These regulations change often and we cannot be certain that we will be permitted to sell or license certain products to customers, which could cause a potential loss of revenue for us. Failing to comply with any of these regulations in countries where we operate could result in fines and other material sanctions.

Key personnel

Our continued success will depend in part on our ability to retain and attract key personnel with the relevant skill, expertise and experience. Our compensation policy is designed to mitigate this risk.

Integration of businesses acquired

The success of our acquisitions depend on our ability to crystallize synergies both in terms of successfully marketing our broadened product offering as well as efficiently consolidating the operations of the business acquired into our existing operations.

Enterprise resource planning

We are investing time and money in an ERP system. If the system does not operate as expected or when expected, it may be difficult for us to claim compensation or correction from the supplier. We may not be able to realize the expected value of the system and this may have a negative effect on our operations, profitability and reputation.

10.	CHANGES IN ACCOUNTING STANDARDS

10.1	SIGNIFICANT CHANGES IN ACCOUNTING STANDARDS – FISCAL 2006 TO 2008

We prepare our financial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee (EIC).

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Accounting changes

On April 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors. There was no effect to the company’s consolidated financial statements.

Financial instruments and hedging relationships

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable. As a result, the comparative consolidated financial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as part of accumulated other comprehensive income.

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

Section 3865 specifies the conditions for applying hedge accounting and how hedge accounting may be applied for each of the permitted hedging strategies. When derivative financial instruments are used to manage the Company’s exposure, the Company determines whether hedge accounting can be applied to each derivative financial instrument. Where hedge accounting can be applied, a hedging relationship is designated as a fair value hedge, a cash flow hedge or a hedge of a net investment in a self-sustaining foreign operation.

The impact of the adoption of the new accounting standards was recognized as an adjustment to the carrying amount of the related financial assets and liabilities and recorded in Shareholders’ equity as at April 1, 2007. The transition adjustment resulted in a decrease of $8.3 million recorded to retained earnings and $3.5 million recorded to accumulated other comprehensive loss.

These accounting standards and the impact of these changes on the Company’s consolidated financial statements are discussed in Note 2 – Change in Accounting Policies to the annual consolidated financial statements.

Stock-based compensation for employees eligible to retire before the vesting date

In the third quarter of fiscal 2007, we adopted EIC-162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This change was required for all companies under Canadian GAAP for interim financial statements ending on or after December 31, 2006.

The abstract stipulates that the stock-based compensation expense for employees who will become eligible for retirement during the vesting period be recognized over the period from the grant date to the date the employee becomes eligible to retire. In addition, if an employee is eligible to retire on the

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

grant date, the compensation expense must be recognized at that date. The abstract also requires us to retroactively restate prior periods.

Adopting EIC-162 had the following impact on our consolidated financial statements:

  It increased contributed surplus by $0.2 million on April 1, 2005, and decreased contributed surplus by $0.2 million on April 1, 2006;
  It resulted in a cumulative charge of $1.9 million to retained earnings on April 1, 2004, $1.6 million on April 1, 2005 and $2.9 million on April 1, 2006;
  It increased the stock-based compensation expense by $2.2 million for the fiscal year 2006 and no impact for fiscal 2005;
  It had an impact on our basic and diluted earnings per share of $0.01 for fiscal 2006, and a nil impact for fiscal 2007 and fiscal 2005.

10.2 FUTURE CHANGES IN ACCOUNTING STANDARDS

Financial instrument – disclosures and presentation

In December 2006, the AcSB issued CICA Handbook Section 3862, Financial instruments –Disclosures and Section 3863, Financial instruments – Presentation. Under these new sections, entities will be required to disclose information that enables users to evaluate the significance of a financial instrument to an entity’s financial position and performance. These sections are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of these new standards.

Capital disclosure

In December 2006, the AsCB issued Handbook Section 1535, Capital Disclosures, which establishes guidelines for the disclosure of information regarding an entity’s capital and how it is managed. This standard requires disclosure of an entity’s objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company is currently evaluating the impact of this new standard.

Inventories

In March 2007, the AcSB approved new Section 3031, Inventories, which will replace existing Section 3030 with the same title. The new section establishes that inventories should be measured at the lower of cost and net realizable value, with guidance on the determination of cost, including allocation of overheads and other costs to inventory and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The final standard is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the impact of this new standard.

Intangible Assets

In November 2007, the AcSB approved new Section 3064, Goodwill and Intangible Assets, replacing Sections 3062, Goodwill and Other Intangible Assets, and 3450, Research and Development Costs.

New Section 3064 incorporates material from International Accounting Standard (IAS) 38, Intangible Assets, addressing when an internally developed intangible asset meets the criteria for recognition as an asset. The AcSB also approved amendments to Section 1000, Financial Statement Concepts, and Accounting Guideline AcG-11, Enterprises in the Development Stage. The amendments to AcG-11 provide consistency with Section 3064. EIC-27, Revenues and Expenditures during the Pre-operating

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Period, will not apply to entities that have adopted Section 3064. These changes are effective for fiscal years beginning on or after October 1, 2008, with earlier adoption permitted. The Company is currently evaluating the impact of this standard which will be applied for the fiscal year beginning April 1, 2009.

International Financial Reporting Standards (IFRS)

In January 2006, the AcSB adopted a strategic plan calling for the adoption of IFRSs by publicly accountable enterprises in Canada, after a specified transition period. The AcSB has recently confirmed January 1, 2011 as the changeover date (i.e., the date IFRSs will replace current Canadian standards and interpretations as GAAP for this category of reporting entity). As a result, the Company is required to prepare its consolidated financial statements in accordance with IFRSs for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, which, in the Company’s case would result in the application of IFRS for the fiscal year beginning April 1, 2011, at the latest. On February 13, 2008, the Canadian Securities Administrators (CSA) issued, for public comment, a Concept Paper proposing that listed companies be permitted to adopt IFRSs earlier, for financial years beginning on or after January 1, 2009. The Company is currently evaluating the impact of adopting IFRS on its consolidated financial statements.

10.3 CRITICAL ACCOUNTING ESTIMATES

Because we prepare our consolidated financial statements according to GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses for the period reported. We regularly review the estimates as they relate to the following areas, among others:

·	Accounting for long-term contracts;

·	Useful lives;

·	Employee future benefits;

·	Income taxes;

·	Impairment of long-lived assets;

·	Fair value of certain financial instruments;

·	Goodwill and intangibles.

Management makes these estimates based on its best knowledge of current events and actions that we may undertake in the future. Significant changes in estimates and/or assumptions could result in impairment of certain assets, and actual results could differ from those estimates.

Our critical accounting policies are those that we believe are the most important in determining its financial condition and results and require significant subjective judgment by management. We consider an accounting estimate to be critical if it requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could have reasonably been used or if there are likely to be changes, from period to period, in the estimate that would have a material effect on our financial condition or results of operations.

See the Notes to the consolidated financial statements for a summary of our significant accounting policies, including the accounting policies discussed below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Revenue recognition

Multiple-element arrangements

We sometimes enter into multiple-element revenue arrangements which may include, for example, a combination of designing, engineering and manufacturing of flight simulators, spare parts and maintenance.

A multiple-element arrangement is separated into more than one unit of accounting, and applicable revenue recognition criteria is considered separately for the different units of accounting if all of the following criteria are met:

·	The delivered item has value to the customer on a stand-alone basis;

·	There is objective and reliable evidence of the fair value of the undelivered item (or items);

·	If the arrangement includes a general right of return for the delivered item and delivery or performance of the undelivered item is considered probable and substantially in the control of the vendor.

The allocation of the revenue from a multiple deliverable agreement is based on fair value of an undelivered item as evidenced by the price of the item regularly charged by the Company on an individual basis or on other basis’ covered by the concept of vendor-specific objective evidence as presented in the Statement of Position (SOP) 97-2, Software Revenue Recognition issued by the American Institute of Certified Public Accountants. The Company does enter into stand-alone transactions on a regular basis in regards to the sale of spare parts and maintenance arrangements, therefore the price charged when the elements are sold separately is readily available. The process for determining fair value of undelivered items, with respect to the design, engineering and manufacturing of flight simulators, entails evaluating each transaction and taking into account the unique features of each deal.

The applicable revenue recognition criteria for the separated units of accounting in regards to the individual design, engineering and manufacturing of flight simulators, spare parts and maintenance elements are described below.

Long-term contracts

We recognize revenue from long-term contracts for the design, engineering and manufacturing of flight simulators using the percentage-of-completion method when there is persuasive evidence of an arrangement, when the fee is fixed or determinable, and when collection is reasonably certain. Under this method, revenue and earnings are recorded as related costs are incurred, based on the percentage of actual costs incurred to date related to the estimated total costs to complete the contract. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known. Provision for estimated contract losses, if any, are recognized in the period in which the loss is determined.

We measure contract losses at the amount by which the estimated total costs exceed the estimated total revenue from the contract. We record warranty provisions when revenue is recognized, based on past experience. We generally do not provide customers with a right of return or complimentary upgrade. We bill customers for post-delivery support separately and recognize revenue over the support period.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Product maintenance

We recognize revenue from maintenance contracts in earnings on a straight-line basis over the contract period. In situations where it is clear that we will incur costs other than on a straight-line method, based on historical evidence, we recognize revenue over the contract period in proportion to the costs we expect to incur in performing services under the contract.

Spare parts

Revenue from the sale of spare parts is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

Software arrangements

We also enter into software arrangements to sell, independently or in multiple-element arrangements, standalone software, services, maintenance and software customization. We recognize revenue from software arrangements according to the guidance set out in the SOP 97-2, as described, in more details as follows:

·	Stand-alone products

Revenue from software licence arrangements that do not require significant production, modification, or customization of software, is recognized when there is persuasive evidence of an arrangement, delivery has occurred, the fee is fixed or determinable and collection is reasonably assured.

·	Consulting services

Revenues from direct consulting or training services that are provided to customers are recognized as the services are rendered.

·	Maintenance

Maintenance and support revenues are recognized ratably over the term of the related agreements.

·	Multiple-element arrangements

We sometimes enter into multiple-element revenue software arrangements, which may include any combination of software, services or training, customization and maintenance. In these instances, the fee is allocated to the various elements as previously described.

·	Long-term software arrangements

Revenue from fixed-price software arrangements and software customization contracts that require significant production, modification or customization of software are also recognized under the percentage-of-completion method.

Training services

We recognize training services when persuasive evidence of an arrangement exists, the fee is fixed or can be determined, recovery is reasonably certain and the services have been rendered.

Income taxes

We use the tax liability method to account for income taxes. Under this method, future income tax assets and liabilities are determined according to differences between the carrying value and the tax bases of assets and liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

This method also requires us to recognize future tax benefits, such as net operating loss carryforwards, to the extent that the realization of such benefits is more likely than not. A valuation allowance is recognized when, in management’s opinion, it is more likely than not that the future income tax assets will not be realized.

We measure future tax assets and liabilities by applying enacted or substantively enacted rates and laws at the date of the consolidated financial statements for the years in which we expect the temporary differences to be reversed.

We do not provide for income taxes on undistributed earnings of foreign subsidiaries that are not expected to be repatriated in the foreseeable future.

We deduct investment tax credits (ITCs) from research and development (R&D) activities from the related costs, and include them in the determination of net earnings when there is reasonable assurance that the credits will be realized. ITCs arising from the acquisition or development of property, plant and equipment and deferred development costs are deducted from the cost of those assets, and amortization is calculated on the net amount.

We are subject to examination by taxation authorities in various jurisdictions. Because the determination of tax liabilities and ITCs recoverable involves certain uncertainties in interpreting complex tax regulations, we use management’s best estimates to determine potential tax liabilities and ITCs. Differences between the estimates and the actual amount of taxes and ITCs are recorded in net earnings at the time they can be determined.

Valuation of goodwill and intangible assets

Goodwill is tested for impairment at least annually or more often if events or changes in circumstances indicate it might be impaired.

We test for impairment by comparing the fair value of our reporting units with their carrying amount. When the carrying amount of the reporting unit exceeds the fair value, we compare, in a second step, the fair value of goodwill related to the reporting unit to its carrying value, and recognize an impairment loss equal to the excess. The fair value of a reporting unit is calculated based on one or more generally accepted valuation techniques.

We perform the annual review of goodwill as at December 31 of each year. We did not determine that a charge was required following the review as at December 31, 2005, December 31, 2006 and December 31, 2007.

We account for our business combinations under the purchase method of accounting, which requires that the total cost of an acquisition be allocated to the underlying net assets based on their respective estimated fair values. Part of this allocation process requires us to identify and attribute values and estimated lives to the intangible assets acquired. This involves considerable judgment and often involves the use of significant estimates and assumptions, including those relating to future cash flows, discount rates and asset lives. Determining these values and estimates subsequently affects the amount of amortization expense to be recognized in future periods over the intangible assets estimated useful lives.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

Deferred development costs

We charge research costs to consolidated earnings in the period they are incurred. We also charge development costs to consolidated earnings in the period they are incurred unless they meet all of the criteria for deferral according to CICA Handbook Section 3450, Research and Development Costs and we are reasonably assured of their recovery. We deduct government contributions for research and development activities from the related costs or assets, if they are deferred. We start amortizing development costs deferred to future periods when the product is produced commercially, and we charge the costs to consolidated earnings based on anticipated sales of the product when possible, over a period not exceeding five years using the straight-line method.

Pre-operating costs

We defer costs incurred during the pre-operating period for all new operations related to training centres. Pre-operating costs are incremental in nature and Management considers them to be recoverable from the future operations of the new training centre. We no longer capitalize costs when a training centre opens. We amortize deferred pre-operating costs over a five-year period using the straight-line method.

Transaction costs

We record transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) with the asset or liability to which they are associated and we amortize them using the effective-interest rate method. We amortize costs related to sale and leaseback agreements and the revolving unsecured term credit facilities on a straight-line basis over the term of the related financing agreements.

Employee future benefits

We maintain defined benefit pension plans that provide benefits based on the length of service and final average earnings. The service costs and the pension obligations are actuarially determined using the projected benefit method prorated on employee service and Management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on the plan assets, the relevant assets are valued at fair value. The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees. Past service costs, arising from plan amendments, are deferred and amortized on a straight-line basis over the average remaining service life of active employees at the date of amendment.

When a curtailment arises, any unamortized past service costs associated with the reduction of future services is recognized immediately. Also, the increase or decrease in benefit obligations is recognized as a loss or gain, net of unrecognized actuarial gains or losses. Finally, when an event gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

11. SUBSEQUENT EVENT

The Company has been in arbitration with the buyer of the Company’s assets of the sawmill division of its Forestry Systems, which was sold to the buyer in fiscal 2003, because of a dispute over a further payment owed to the Company by the buyer (refer to Note 5 of the consolidated financial statements). The arbitration ceased mid-way in April 2008 when the buyer was the subject of a petition for receivership and is understood to be insolvent. A write off of $8.5 million (net of a tax recovery of $1.5 million), has been accounted for in fiscal 2008 because, in accordance with the relevant

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

accounting pronouncements, the Company deems that the impairment conditions existed at the date of the consolidated financial statements.

12. CONTROLS AND PROCEDURES

The internal auditor reports regularly to management on any weaknesses it finds in our internal control and these reports are reviewed by the Audit Committee.

12.1 EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures are designed to provide reasonable assurance that information is accumulated and communicated to our President and Chief Executive Officer (CEO) and Chief Financial Officer (CFO) and other members of management, so we can make timely decisions about required disclosure.

Under the supervision of the President and CEO and the CFO, management evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) and 15d-15(e) under the U.S. Securities Exchange Act of 1934, as of March 31, 2008. The President and CEO and the CFO concluded from the evaluation that the design and operation of our disclosure controls and procedures were effective as at March 31, 2008, and ensure that information is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws.

12.2 INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) under the U.S Securities Exchange Act of 1934. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting, and the preparation of financial statements for external purposes in accordance with GAAP. Management evaluated the design and operation of our internal controls over financial reporting as of March 31, 2008, based on the framework and criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and has concluded that our internal control over financial reporting is effective. Management did not identify any material weaknesses.

There were no changes in our internal controls over financial reporting that occurred during fiscal year 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

13. OVERSIGHT ROLE OF AUDIT COMMITTEE AND BOARD OF DIRECTORS

The Audit Committee reviews our annual MD&A and related consolidated financial statements with management and the external auditor and recommends them to the Board of Directors for their approval. Management and our internal auditor also provide the Audit Committee with regular reports assessing our internal controls and procedures for financial reporting. The external auditor reports regularly to management on any weaknesses it finds in our internal control, and these reports are reviewed by the Audit Committee.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

14. ADDITIONAL INFORMATION

You will find additional information about CAE, including our most recent AIF, on our website at www.cae.com, or on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

15. SELECTED FINANCIAL INFORMATION

MANAGEMENT’S DISCUSSION AND ANALYSIS	FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

SELECTED QUARTERLY INFORMATION

(unaudited - amounts in millions except per share

amounts)	Q1	Q2	Q3	Q4	Total

Fiscal 2008
Revenue	$358.3	353.9	344.8	366.6	1,423.6
Earnings from continuing operations	$38.7	39.0	40.1	47.0	164.8
Basic earnings per share from continuing operations	$0.15	0.15	0.16	0.19	0.65
Diluted earnings per share from continuing operations	$0.15	0.15	0.16	0.18	0.65
Net earnings	$38.7	38.9	39.5	35.6	152.7
Basic earnings per share	$0.15	0.15	0.16	0.14	0.60
Diluted earnings per share	$0.15	0.15	0.16	0.14	0.60
Average number of shares outstanding (basic)	252.4	253.5	253.8	253.9	253.4
Average exchange rate, U.S. dollar to Canadian dollar	$1.10	1.04	0.98	1.00	1.03

Fiscal 2007
Revenue	$301.8	280.4	331.2	337.3	1,250.7
Earnings from continuing operations	$33.0	31.3	29.7	35.1	129.1
Basic earnings per share from continuing operations	$0.13	0.12	0.12	0.14	0.51
Diluted earnings per share from continuing operations	$0.13	0.12	0.12	0.14	0.51
Net earnings	$32.4	31.0	29.7	34.3	127.4
Basic earnings per share	$0.13	0.12	0.12	0.14	0.51
Diluted earnings per share	$0.13	0.12	0.12	0.14	0.50
Average number of shares outstanding (basic)	250.8	251.0	251.2	251.4	251.1
Average exchange rate, U.S. dollar to Canadian dollar	$1.12	1.12	1.14	1.17	1.14

Fiscal 2006
Revenue	$266.0	280.3	276.6	284.3	1,107.2
Earnings from continuing operations	$20.1	17.6	17.3	14.6	69.6
Basic earnings per share from continuing operations	$0.08	0.07	0.07	0.06	0.28
Diluted earnings per share from continuing operations	$0.08	0.07	0.07	0.06	0.28
Net earnings	$20.1	16.9	17.4	9.2	63.6
Basic earnings per share	$0.08	0.07	0.07	0.04	0.25
Diluted earnings per share	$0.08	0.07	0.07	0.04	0.25
Average number of shares outstanding (basic)	248.8	249.8	250.2	250.5	249.8
Average exchange rate, U.S. dollar to Canadian dollar	$1.24	1.20	1.17	1.15	1.19

MANAGEMENT’S DISCUSSION AND ANALYSIS				FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

SELECTED SEGMENT
INFORMATION (ANNUAL)		Simulation Products			Training & Services				Total
(unaudited - amounts in
millions, except operating	2008	2007	2006	2008	20077	2006	2008	2007	2006
margin)

Civil
Revenue	$435.3	$348.1	$257.0	$382.1	$336.9	$322.3	$817.4	$685.0	$579.3
Segment operating income	94.9	60.4	29.9	73.5	64.3	57.1	168.4	124.7	87.0
Operating margins (%)	21.8	17.4	11.6	19.2	19.1	17.7	20.6	18.2	15.0

Military
Revenue	$383.7	$357.5	$327.4	$222.5	$208.2	$200.5	$606.2	$565.7	$527.9
Segment operating income	51.7	39.1	27.0	31.4	33.7	18.7	83.1	72.8	45.7
Operating margins (%)	13.5	10.9	8.2	14.1	16.2	9.3	13.7	12.9	8.7

Total
Revenue	$819.0	$705.6	$584.4	$604.6	$545.1	$522.8	$1,423.6	$1 250.7	$1 107.2
Segment operating income	146.6	99.5	56.9	104.9	98.0	75.8	251.5	197.5	132.7
Operating margins (%)	17.9	14.1	9.7	17.4	18.0	14.5	17.7	15.8	12.0

						Other	-	(8.1)	(28.7)

						EBIT	$251.5	$189.4	$104.0

MANAGEMENT’S DISCUSSION AND ANALYSIS		FOR THE FOURTH QUARTER AND YEAR ENDED MARCH 31, 2008

SELECTED SEGMENT
INFORMATION (FOURTH
QUARTER ENDING	Simulation Products		Training & Services			Total
MARCH 31)
(unaudited - amounts in
millions, except operating
margin)	2008	2007	2008	2007	2008	2007

Civil
Revenue	$106.5	$97.6	$104.5	$91.7	$211.0	$189.3
Segment operating income	23.8	15.3	23.8	21.3	47.6	36.6
Operating margins (%)	22.3	15.7	22.8	23.2	22.6	19.3

Military
Revenue	$101.5	$92.2	$54.1	$55.8	$155.6	$148.0
Segment operating income	14.5	9.5	7.6	6.1	22.1	15.6
Operating margins (%)	14.3	10.3	14.0	10.9	14.2	10.5

Total
Revenue	$208.0	$189.8	$158.6	$147.5	$366.6	$337.3
Segment operating income	38.3	24.8	31.4	27.4	69.7	52.2
Operating margins (%)	18.4	13.1	19.8	18.6	19.0	15.5

				Other	-	1.1

				EBIT	$69.7	$53.3